CALCULATION OF REGISTRATION FEE

Title of Each Class of	Maximum Aggregate	Amount of
Securities Offered	Offering Price	Registration Fee(1)
6.5% Notes due 2016	$500,000,000	$58,050
7.5% Notes due 2021	$600,000,000	$69,660

(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-174609
Prospectus Supplement to Prospectus dated May 31, 2011

$1,100,000,000

VULCAN MATERIALS COMPANY

$500,000,000 6.5% Notes due 2016
$600,000,000 7.5% Notes due 2021

We are offering $500,000,000 of our 6.5% notes due 2016 and $600,000,000 of our 7.5% notes due 2021.

We will pay interest on the 2016 notes semi-annually on June 1 and December 1 of each year commencing December 1, 2011. We will pay interest on the 2021 notes semi-annually on June 15 and December 15 of each year commencing December 15, 2011. The 2016 notes will mature on December 1, 2016 and the 2021 notes will mature on June 15, 2021. The notes will be issued only in denominations of $2,000 and $1,000 multiples above that amount.

We have the option to redeem all or a portion of the notes of either series at any time. See “Description of the Notes — Optional Redemption” in this prospectus supplement. In addition, if a change of control repurchase event has occurred, unless we have exercised our right to redeem the notes or have defeased the notes, we will be required to offer to purchase the notes from holders on the terms described in this prospectus supplement. There is no sinking fund for the notes.

The notes offered by this prospectus supplement will not be listed on any securities exchange.

See “Risk Factors” beginning on page S-13 of this prospectus supplement and “Risk Factors” contained in Vulcan Materials Company’s Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein, to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per 2016		Per 2021
	Note	Total	Note	Total

Public offering price	100.0%	$500,000,000	100.0%	$600,000,000
Underwriting discount	1.5%	$7,500,000	1.5%	$9,000,000
Proceeds, before expenses, to Vulcan Materials Company	98.5%	$492,500,000	98.5%	$591,000,000

The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes offered by this prospectus supplement will accrue from June 14, 2011 and must be paid by the purchasers if the notes are delivered after June 14, 2011.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company and its participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, against payment in New York, New York on or about June 14, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman, Sachs & Co.	SunTrust Robinson Humphrey

Senior Co-Managers

Morgan Keegan	US Bancorp

Co-Managers

BB&T Capital Markets	BBVA	Mizuho Securities	The Williams Capital Group, L.P.

Prospectus Supplement dated June 3, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus supplement or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement or the accompanying prospectus is current only as of the date of the applicable document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents identified under the heading “Where You Can Find More Information and Incorporation by Reference of Certain Documents” on page S-67 of this prospectus supplement. If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus supplement may be used only for the purpose for which they have been prepared. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents we incorporate by reference, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings, or levels of capital expenditures. Statements to the effect that we or our management “anticipate,” “believe,” “estimate,” “expect,” “plan,” “predict,” “intend,” or “project” a particular result or course of events or “target,” “objective,” or “goal,” or that a result or event “should” occur, and other similar expressions, identify these forward-looking statements. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports we periodically file with the SEC. These risks, uncertainties, and assumptions may cause our actual results or performance to be materially different from those expressed or implied by the forward-looking statements. We caution prospective investors that forward-looking statements are not guarantees of future performance and that actual results, developments, and business decisions may vary significantly from those

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expressed in or implied by the forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statement for any reason, whether as a result of new information, future events or otherwise.

In addition to the risk factors identified in our Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein, the following risks related to our business, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	general economic and business conditions;

•	the timing and amount of federal, state and local funding for infrastructure;

•	the lack of a multi-year federal highway funding bill with an automatic funding mechanism;

•	the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding;

•	the impact of the global economic recession on our business and financial condition and access to capital markets;

•	changes in the level of spending for residential and private nonresidential construction;

•	the highly competitive nature of the construction materials industry;

•	the impact of future regulatory or legislative actions;

•	the outcome of pending legal proceedings;

•	pricing of our products;

•	weather and other natural phenomena;

•	energy costs;

•	costs of hydrocarbon-based raw materials;

•	healthcare costs;

•	the amount of long-term debt and interest expense we incur;

•	changes in interest rates;

•	volatility in pension plan asset values which may require cash contributions to our pension plans;

•	the impact of environmental clean-up costs and other liabilities relating to previously divested businesses;

•	our ability to secure and permit aggregates reserves in strategically located areas;

•	our ability to manage and successfully integrate acquisitions;

•	the potential impact of future legislation or regulations relating to climate change, greenhouse gas emissions or the definition of minerals;

•	other assumptions, risks and uncertainties detailed from time to time in our filings made with the SEC.

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SUMMARY

Unless otherwise stated or the context otherwise requires, references in this prospectus supplement to “Vulcan,” the “company,” “we,” “our,” or “us” refer to Vulcan Materials Company and its consolidated subsidiaries. When we use these terms in “Description of the Notes” and “— The Offering” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, we mean Vulcan Materials Company only, unless otherwise stated or the context otherwise requires. The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and may not contain all the information you will need in making your investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. You should pay special attention to the “Risk Factors” section of this prospectus supplement and the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein.

Our Company

We are the largest aggregates company in the U.S. whether measured by production, reserves or revenue, providing the basic materials for the infrastructure needed to expand the U.S. economy. As of the end of 2010, our 319 aggregate facilities, located in attractive population-growth markets, had 14.7 billion tons of permitted aggregates reserves. Based on peak historical shipment levels, we estimate the useful remaining life of our current, permitted aggregates reserves to be approximately 50 years, assuming no future additions. We believe our large, geographically diverse and strategically-located footprint represents an unmatched and distinctive set of assets, which support the growth of the U.S. economy.

As the nation’s largest producer of construction aggregates, primarily crushed stone, sand and gravel, our reserves are strategically located within close proximity to markets with favorable demographics. Our primary focus is serving states and metropolitan markets in the U.S. that are expected to experience the most significant growth in population, households and employment. These three demographic factors are significant drivers of demand for construction activity and demand for aggregates. We principally serve markets in 21 states and the District of Columbia. According to Moody’s Analytics, Vulcan-served states are estimated to experience 78% of U.S. population growth and 75% of U.S. household formations growth through 2020. The location of our permitted reserves is critical to our long-term success because of barriers to entry in some markets created by zoning and permitting regulations and high transportation costs. Zoning and permitting restrictions could curtail expansion of the number of quarries in certain areas, particularly in certain closer-to-market urban and suburban areas, but they could also increase the value of our reserves at existing locations. High transportation costs can serve as a barrier to entry given the high weight-to-value ratio of aggregates. Therefore, in most cases, aggregates must be produced near where they are used; if not, transportation can cost more than the materials themselves. The majority of our reserves are located close to our local markets, with approximately 80% of our total aggregates volumes shipped by truck.

In addition to being the nation’s largest producer of construction aggregates, we are also a major producer of asphalt mix and ready-mixed concrete, as well as a leading producer of cement in Florida. Demand for our products is dependent on construction activity. The primary end uses of our products include public construction, such as highways, bridges, airports, schools and prisons, as well as private nonresidential (e.g., manufacturing, retail, offices, industrial and institutional) and private residential construction (e.g., single-family houses, duplexes, apartment buildings and condominiums). Publicly-funded construction accounted for 55%, 50% and 45% of our total aggregates shipments during 2010, 2009 and 2008, respectively. We experience relatively stable demand from the public sector as publicly-funded projects tend to receive more consistent levels of funding throughout economic cycles. Customers for our products include heavy construction and paving contractors; commercial building contractors; concrete products manufacturers; residential building contractors; state, county and municipal governments; railroads and electric utilities. We maintain a very broad and diverse customer base, with no significant customer concentration: our top five customers in

2010 accounted for only 4.3% of our total revenue and no single customer accounted for more than 1.3% of our total revenue.

For the twelve month period ended March 31, 2011, we generated total revenue and EBITDA of approximately $2.6 billion and $343 million, respectively. Over the past five years ending December 31, 2010, however, revenue and Adjusted EBITDA averaged approximately $3.1 billion and $750 million, respectively. Although the recent downturn in the economic cycle has negatively impacted our performance, declines in our industry have historically been followed by strong recoveries. For example, coming out of the trough in the past two industry cycles, U.S. aggregates volumes experienced double-digit growth over the first few years, according to U.S. Geological Survey research. With a combination of management actions during the downturn, a relatively stable pricing environment and operating leverage, we believe we are well positioned to benefit when macroeconomic conditions improve.

Please see “Summary — Summary Consolidated Financial Data and Other Financial Data” for a reconciliation of EBITDA and Adjusted EBITDA to net earnings reported in accordance with GAAP.

Our Segments

We have four reporting segments organized around our principal product lines: Aggregates, Concrete, Asphalt Mix and Cement.

2010 Net Sales by Product & Sales Tied to Aggregates

*	Represents sales to external customers of our aggregates and our downstream products that use our aggregates.

Aggregates

A number of factors affect the U.S. aggregates industry and our business, including markets, reserves and demand cycles.

Local Markets:	Aggregates have a high weight-to-value ratio and, in most cases, must be produced near where they are used; if not, transportation can cost more than the materials. Exceptions to this typical market structure include areas along the U.S. Gulf Coast and the Eastern Seaboard where there are limited supplies of locally-available, high-quality aggregates. We serve these markets from inland quarries — shipping by barge and rail — and from our quarry on Mexico’s Yucatan Peninsula. We transport aggregates from Mexico to the U.S. principally on our three Panamax-class, self-unloading ships.
Diverse Markets:	Large quantities of aggregates are used in virtually all types of public- and private-sector construction projects such as highways, airports, water and sewer systems, industrial manufacturing facilities and residential and nonresidential buildings. Aggregates are also used widely as railroad track ballast.
Location and Quantity of Reserves:	We currently have 14.7 billion tons of permitted aggregates reserves, with average remaining lives at our quarries of approximately 50 years based on peak historical shipment levels, assuming no future additions. The bulk of these reserves are located in areas where we expect greater than average rates of growth in population, jobs and households. Such growth drives demand for aggregates for new infrastructure, including roads, housing, offices, schools and other development. Zoning and permitting regulations in some markets have made it increasingly difficult for the aggregates industry to expand existing quarries or to develop new quarries. These restrictions could curtail expansion of the number of quarries in certain areas, but they also could increase the value of our reserves at existing locations.
Demand Cycles:	Long-term growth in demand for aggregates is largely driven by growth in population, jobs and households. While short- and medium-term demand for aggregates fluctuates with economic cycles, declines have historically been followed by strong recoveries.

Highway construction is the most aggregates-intensive form of construction, with residential construction being the least intensive. A dollar spent for highway construction is estimated to consume seven times the quantity of aggregates consumed by a dollar spent for residential construction. Other non-highway infrastructure markets like airports, sewer and waste disposal, and water supply plants and utilities also require large quantities of aggregates in their foundations and structures. These types of infrastructure-related construction projects can be four times more aggregates-intensive than residential construction. Generally, nonresidential buildings require two to three times as much aggregates per dollar of spending as a new home, with most of the aggregates used in the foundations, building structure and parking lots.

The aggregates industry has benefited from a favorable pricing environment for several decades. The producer price index for aggregates, as measured by the U.S. Bureau of Labor Statistics, has not declined since 1970, and we believe industry-wide pricing will continue to benefit from structural factors such as onerous quarry permitting requirements and high transportation costs, which can limit the number of competitors within some markets.

Concrete

We produce and sell ready-mixed concrete in our mid-Atlantic, Georgia, Florida, southwestern and western markets. Additionally, we produce and sell, in a limited number of these markets, other concrete products such as block and pre-cast beams. We also resell purchased building materials for use with ready-mixed concrete and concrete block.

This segment relies on our reserves of aggregates, functioning essentially as a customer for our aggregates operations. Aggregates are a major component in ready-mixed concrete, comprising approximately 78% by weight of this product. We supply the aggregates requirements of our Concrete segment almost wholly from our Aggregates segment.

Ready-mixed concrete production also requires cement. In our southeastern markets, cement requirements for ready-mixed concrete production are supplied substantially by our Cement segment. In other markets, we obtain cement from third-party suppliers through purchases or product swaps for our Florida cement. We do not anticipate any material difficulties in obtaining the raw materials necessary for this segment to operate.

Asphalt Mix

We produce and sell asphalt mix in Arizona, California, New Mexico and Texas. This segment relies on our reserves of aggregates, functioning essentially as a customer for our aggregates operations. Aggregates are a major component in asphalt mix, comprising approximately 95% by weight of this product. We supply the aggregates requirements for our Asphalt mix segment almost wholly from our Aggregates segment.

Cement

Our cement plant and facilities produce Portland and masonry cement that we sell in both bulk and bags to the concrete products industry. We also import and export cement and slag, and produce specialty calcium products. We have plants or facilities located in Newberry, Tampa and Brooksville, Florida.

The Cement segment’s largest single customer is our own ready-mixed concrete operations within the Concrete segment.

During 2010, we completed the expansion of our Newberry cement facility. This plant is supplied by limestone mined at the facility. These limestone reserves total 192.7 million tons. Our Brooksville, Florida calcium facility is supplied with high-quality calcium carbonate material mined at the Brooksville quarry. The calcium carbonate reserves at this quarry total 6.3 million tons.

Business Strengths

Nation’s Largest Producer of Construction Aggregates:  We are the largest aggregates company in the U.S., whether measured by production, reserves or revenue. Our 14.7 billion tons of permitted aggregates reserves represent the largest reserve base in the industry, with a remaining useful life of approximately 50 years based on peak historical shipment levels, assuming no future additions. Our 319 aggregates facilities provide opportunities to standardize and procure equipment (fixed and mobile), parts, supplies and services in the most efficient and cost-effective manner possible both regionally and nationally.

Strategically-Located Reserves:  Our reserves are located in the United States and Mexico and can competitively serve high-growth areas that will require large amounts of aggregates to meet future construction demand. Vulcan-served states are estimated to experience 78% of U.S. population growth and 75% of U.S. household formations growth through 2020.

Operating Leverage through the Economic Cycle:  Our business model benefits during periods of growing shipments, as we are able to achieve significant earnings on sales from incremental volume. This creates substantial operating leverage as demand for our products rebounds. We tightly manage the business and are able to benefit from spreading the fixed costs over higher volume with a relatively modest amount of variable cost per incremental ton. By our disciplined focus on pricing and costs, we have been able to increase the cash earnings per ton in Aggregates over 25% from 2005 to 2010, even while annual sales volumes, including legacy Florida Rock volumes on a pro forma basis, have declined nearly 50% over the same time period.

Relatively Stable Demand from the Public Sector:  Publicly-funded construction activity has historically been more stable than privately-funded construction and requires more aggregates per dollar of construction spending. Publicly-funded construction accounted for 55%, 50% and 45% of our total aggregates shipments during 2010, 2009 and 2008, respectively. Private construction (primarily residential and nonresidential buildings) is typically more affected by general economic cycles than public construction. Generally, public sector construction spending is more stable than private sector construction because it is less sensitive to interest rates and has historically been supported by multi-year legislation and programs. For over two decades, public sector projects have been funded through a series of multi-year bills, and the long-term aspect of these bills allows states the ability to plan and execute long-term, complex highway projects. Successive multi-year federal transportation legislations have provided for consistently higher funding, and, while the last multi-year authorization expired in 2009, the President’s reauthorization proposal of $551 billion in federal highway funding for the period from fiscal year 2012 to fiscal year 2017 represents a 93% increase over the prior legislation. In addition, funding for highway construction through the American Recovery and Reinvestment Act has provided incremental construction demand during recession and recovery.

Limited Product Substitution and Significant Barriers to Entry.  With few exceptions, there are no practical substitutes for quality aggregates. In urban locations, recycled concrete has limited applications as a lower-cost alternative to virgin aggregates. However, many types of construction projects cannot be served by recycled concrete, but require the use of virgin aggregates to meet specifications and performance-based criteria for durability, strength and other qualities. Zoning and permitting regulations and high transportation costs create barriers to entry in many of the high-growth markets we currently serve. Zoning and permitting regulations make the establishment of new quarries more difficult, especially in certain closer-to-market urban and suburban areas. The high transportation cost of aggregates leads to a competitive advantage for in-market competitors.

Our Strategies

Our business strategies include: 1) aggregates focus, 2) coast-to-coast footprint, 3) profitable growth and 4) effective land management.

Aggregates Focus

Achieve economies of scale as the largest producer:  Each aggregates operation is unique because of its location within a local market with particular geological characteristics. Every operation, however, uses a similar group of assets to produce saleable aggregates and provide customer service. We are the largest aggregates company in the U.S., whether measured by production, reserves or revenue. Our 319 aggregates facilities provide opportunities to standardize and procure equipment (fixed and mobile), parts, supplies and services in the most efficient and cost-effective manner possible both regionally and nationally. Additionally, we are able to share best practices across the organization and leverage our size for administrative support, customer service, accounts receivable and accounts payable, technical support and engineering.

Generate strong cash earnings per ton, even in a recession:  Our knowledgeable and experienced workforce and our flexible production capabilities have allowed us to manage costs aggressively during the current recession. As a result, our cash earnings for each ton of aggregates sold in 2010 was 25% higher than at the peak of demand in 2005.

Coast-to-Coast Footprint

Demand for construction aggregates positively correlates with population, household formation and employment. We have pursued a strategy to increase our presence in metropolitan areas that are expected to grow the most rapidly. Vulcan-served states are estimated to experience 78% of U.S. population growth and 75% of U.S. household formations growth through 2020. In addition, our diversified geographic locations help insulate Vulcan from variations in regional weather and economies.

Profitable Growth

Our growth is a result of acquisitions, long-term demand growth, cost discipline and investment activities, which have improved productivity and efficiency.

Strategic acquisitions:  The U.S. aggregates industry is composed of approximately 5,000 companies that manage more than 9,000 operations. We believe that this fragmented structure provides many opportunities for consolidation. Since becoming a public company in 1956, Vulcan has principally grown by mergers and acquisitions. For example, in 1999 we acquired CalMat Co., thereby expanding our aggregates operations into California, Arizona and New Mexico and making us one of the nation’s leading producers of asphalt mix and ready-mixed concrete.

In 2007, we acquired Florida Rock Industries, Inc., the largest acquisition in our history. This acquisition expanded our aggregates business in Florida and other southeastern and mid-Atlantic states and added an extensive ready-mixed concrete business in Florida, Maryland, Virginia and Washington D.C. It also added cement manufacturing and distribution facilities in Florida. In addition to these large acquisitions, we have completed many smaller acquisitions that have contributed significantly to our growth.

Favorable demand environment:  We serve markets where growth in population, jobs and households drives long-term growth in demand for aggregates, which has continued to trend higher on a consistent basis for at least the past 40 years. We believe demand will continue to benefit from industry factors such as growth in highway miles, new construction and repair of infrastructure, and private construction. As the largest aggregates company in the U.S. with a coast-to-coast footprint, we are well positioned to respond to increased construction activity resulting in higher demand for our products.

Tightly managed costs:  We are accustomed to rigorous cost management throughout economic cycles and have extracted significant cost reductions from our production processes over the years. We have been able to drive incremental savings on each ton of production, which have resulted in large cost savings given the many millions of tons of production we process annually. Overall, we are able to reduce or expand production and adjust employment levels to meet changing market demands without jeopardizing our ability to take advantage of future increased demand.

Reinvestment opportunities with high returns:  In the next decade, Moody’s Analytics projects that 78% of the U.S. population growth will occur in Vulcan-served states. The close proximity of our production facilities and our aggregates reserves to this projected population growth creates many opportunities to invest capital in high-return projects, which will add reserves, increase production capacity and improve costs.

Effective Land Management

At Vulcan, we believe that effective land management is both a business strategy and a social responsibility that contributes to our success. Good stewardship requires the careful use of existing resources as well as long-term planning because mining, ultimately, is an interim use of land. Therefore, we strive to achieve a balance between the value we create through our mining activities and the value we create through effective post-mining land management. One of the strategies we employ to maximize the value of our existing land assets is to regularly evaluate opportunities to sell excess land and depleted quarries.

We continue to expand our thinking and focus our actions on wise decisions regarding the life cycle management of the land we currently hold and will hold in the future.

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Our common stock is traded on the New York Stock Exchange under the symbol “VMC.” Additional information about Vulcan Materials Company and its subsidiaries can be found in our documents filed with the SEC, which are incorporated herein by reference. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement.

Our principal executive office is located at 1200 Urban Center Drive, Birmingham, Alabama 35242 and our telephone number is (205) 298-3000.

Our website is located at http://www.vulcanmaterials.com. We do not incorporate the information on our website into this prospectus supplement or the accompanying prospectus and you should not consider it part of this prospectus supplement.

Recent Developments

On May 31, 2011, we commenced a tender offer for up to $275 million in cash (subject to increase at our discretion) of our outstanding 5.60% Senior Notes due 2012 (the “5.60% Senior Notes”) and 6.30% Senior Notes due 2013 (the “6.30% Senior Notes”). We intend to fund the purchase of the notes tendered with a portion of the net proceeds from this offering.

As of the date of this prospectus supplement, $300 million aggregate principal amount of the 5.60% Senior Notes and $250 million aggregate principal amount of the 6.30% Senior Notes were outstanding. The tender offer is being made on the terms and subject to the conditions described in the offer to purchase, dated May 31, 2011, relating to the tender offer (the “Offer to Purchase”). The tender offer is conditioned upon the satisfaction or waiver of certain conditions, including (i) the satisfaction of the Financing Condition and (ii) specified other conditions. The Financing Condition in the Offer to Purchase means that, notwithstanding any other provision of the tender offer, we will not be obligated to accept for purchase, or pay for, validly tendered notes pursuant the tender offer unless we receive funds in this offering sufficient to purchase all notes validly tendered (and not validly withdrawn) and accepted for purchase by us and pay all fees and expenses in connection with this offering and the tender offer.

The tender offer is being made solely pursuant to, and is governed by, the Offer to Purchase. We cannot assure you that the tender offer will be consummated in accordance with its terms, or at all, or that a significant principal amount of the 5.60% Senior Notes and 6.30% Senior Notes will be tendered and purchased in the tender offer. This offering is not conditioned upon the consummation of the tender offer.

Pursuant to the financing plan outlined in the “— The Offering”, we estimate that we will incur a pretax charge between $27 million and $33 million due to the difference between par value and the purchase price under the tender offer of the 5.60% Senior Notes and 6.30% Senior Notes as well as the non-cash write-off of previously capitalized financing costs. This charge will be recorded in the second and third quarters with the specific charge in each quarter dependent on the ultimate settlement date under the tender offer. Additionally, we estimate that interest expense will increase by approximately $16 million to $20 million in the second half of the year.

THE OFFERING

Issuer	Vulcan Materials Company

Notes Offered	$500,000,000 initial aggregate principal amount of 6.5% Notes due 2016; $600,000,000 initial aggregate principal amount of 7.5% Notes due 2021

Maturity	The 2016 notes will mature on December 1, 2016.

The 2021 notes will mature on June 15, 2021.

Interest	The 2016 notes will bear interest at 6.5% per annum. We will pay interest on the 2016 notes semi-annually on June 1 and December 1 of each year commencing December 1, 2011. The 2021 notes will bear interest at 7.5% per annum. We will pay interest on the 2021 notes semi-annually on June 15 and December 15 of each year commencing December 15, 2011. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest on the notes offered by this prospectus supplement will accrue from June 14, 2011 and must be paid by the purchasers if the notes are delivered after June 14, 2011.

Optional Redemption	We may redeem the 2016 notes and the 2021 notes in whole at any time or in part from time to time at any time at the applicable make-whole premium redemption price described under “Description of the Notes — Optional Redemption” in this prospectus supplement.

Change of Control	Upon a change of control repurchase event, we will be required to make an offer to repurchase all outstanding notes of each series at a price in cash equal to 101% of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest to, but not including, the repurchase date. See “Description of the Notes — Change of Control Repurchase Event.”

Ranking	The notes will be our general unsecured obligations and will rank equally with all of our other current and future unsecured and unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes are not guaranteed by any of our subsidiaries. The notes will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure that debt) and to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2011, we and our subsidiaries had approximately $2.7 billion of total unsecured debt, approximately $41.6 million of which was debt of our subsidiaries, and approximately $52 thousand of secured debt. The Indenture does not restrict the amount of secured or unsecured debt that we or our subsidiaries may incur. See “Risk Factors — Risks Related to an Investment in the Notes” in this prospectus supplement.

Authorized Denominations	Minimum denominations of $2,000 and $1,000 multiples in excess thereof.

Use of Proceeds	We expect to receive net proceeds, after deducting underwriting discounts but before deducting other offering expenses, of approximately $1,083.5 million from this offering. We intend to use the proceeds to repay borrowings outstanding under our revolving credit agreement, refinance and terminate our unsecured term loan, fund a partial tender offer for certain of our outstanding 5.60% Senior Notes due 2012 and 6.30% Senior Notes due 2013 based on prices set forth in the Offer to Purchase and for general corporate purposes.

As a result of this application of proceeds, this offering is subject to the “conflict of interest” provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Conduct Rules (“FINRA Rule 5121”).

No Listing of the Notes	We do not intend to apply to list the notes on any securities exchange or to have the notes quoted on any automated quotation system.

Conflicts of Interest	Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us for which they received or will receive customary fees and expenses. See “Underwriting.” Because we expect that more than 5% of the net proceeds of this offering may be received by certain underwriters in this offering or their affiliates that are lenders under our revolving credit agreement and our unsecured term loan, this offering is being conducted in accordance with FINRA Rule 5121 regarding the underwriting of securities. See “Underwriting — Conflicts of Interest.”

Governing Law	New York

SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER FINANCIAL DATA

Summary Historical Financial and Operating Data

						Last Twelve
	Year Ended			Three Months Ended		Months Ended
	12/31/08	12/31/09	12/31/10	3/31/10	3/31/11	3/31/11
	(In millions of dollars)

Consolidated Statement of Operations:
Net Sales	$3,453	$2,544	$2,406	$465	$456	$2,398
Delivery Revenues	198	147	153	29	31	155

Total Revenues	$3,651	$2,690	$2,559	$493	$487	$2,553
Cost of Goods Sold	$2,703	$2,098	$2,105	$464	$463	$2,105
Delivery Costs	198	147	153	29	31	155

Cost of Revenues	$2,902	$2,245	$2,258	$492	$494	$2,260
Gross Profit	$750	$446	$301	$1	$(7)	$293
Selling, Administrative and General Expenses	343	322	328	86	78	319
Gain on Sale of PP&E and Businesses, Net	(94)	(27)	(59)	(48)	(0)	(11)
Goodwill Impairment	253	—	—	—	—	—
Charge for Legal Settlement	—	—	40	—	(26)	14
Other Operating Income (Expense), Net	0	(3)	(7)	0	(3)	(10)

Operating Earnings (Loss)	$249	$148	$(15)	$(37)	$(61)	$(39)
Other Income (Expense), Net	(4)	5	3	1	1	3
Interest Income	3	2	1	0	0	1
Interest Expense	173	175	182	44	43	181

Earnings (Loss) from Continuing Operations Before Income Taxes	$75	$(19)	$(192)	$(79)	$(102)	$(216)
Provision (Benefit) for Income Taxes:
Current	$92	$6	$(38)	$(1)	$12	$(25)
Deferred	(21)	(44)	(52)	(33)	(49)	(68)

Total Provision (Benefit) for Income Taxes	$72	$(38)	$(90)	$(34)	$(37)	$(93)
Earnings (Loss) from Continuing Operations	$3	$19	$(103)	$(44)	$(65)	$(123)
Earnings (Loss) on Discontinued Operations, Net of Income Taxes	$(2)	$12	$6	$6	$10	$10
Net Earnings (Loss)	$1	$30	$(96)	$(39)	$(55)	$(112)

Summary Historical Financial and Operating Data

				Three Months		Last Twelve
	Year Ended			Ended		Months Ended
	12/31/08	12/31/09	12/31/10	3/31/10	3/31/11	3/31/11
	(In millions of dollars)

Select Segment and Other Operating Data:
Net Sales:
Aggregates	$2,407	$1,839	$1,767	$341	$332	$1,757
Concrete	668	439	383	83	82	383
Asphalt Mix	533	394	370	64	65	371
Cement	107	73	80	18	17	79
Gross Profit:
Aggregates	$658	$393	$320	$15	$11	$316
Concrete	23	(15)	(45)	(16)	(14)	(43)
Asphalt Mix	51	69	29	1	(0)	28
Cement	18	(2)	(4)	1	(3)	(8)
Aggregates Unit Shipments (in Millions of Tons):
Internal(1)	16	12	11	2	2	11
Customer	188	139	136	25	25	136

Total	204	151	148	27	27	147
Aggregates Selling Price:
Freight-Adjusted Average Sales Price Per Ton(2)	$9.98	$10.30	$10.13	$10.35	$10.33	$10.13
Aggregates Reserves (in Billions of Tons):	13.3	14.2	14.7
Certain Balance Sheet Data (at Period End):
Cash and Cash Equivalents	$10	$22	$48	$36	$63
Net Operating Working Capital(3)	625	498	497	472	452
Property, Plant & Equipment, Net	4,156	3,875	3,633	3,793	3,593
Total Assets	8,908	8,525	8,338	8,467	8,299
Total Debt	3,548	2,738	2,718	2,726	2,733
Total Shareholders’ Equity	$3,539	$4,037	$3,965	$4,048	$3,906
Certain Cash Flow Statement Data:
Net Cash Provided (Used) by Operating Activities	$435	$453	$203	$6	$44
Net Cash Provided (Used) by Investing Activities	(189)	(80)	(88)	29	(11)
Net Cash Provided (Used) by Financing Activities	(271)	(361)	(89)	(21)	(17)
Capital Expenditures	$353	$110	$86	$20	$24

(1)	Represents tons shipped primarily to our downstream operations (e.g., asphalt mix and ready-mixed concrete)

(2)	Freight-adjusted sales price is calculated as total sales dollars (internal and external) less freight to remote distribution sites divided by total sales unites (internal and external)

(3)	Calculated as Total Current Assets less Non Interest-bearing Current Liabilities

Summary Historical Financial and Operating Data

				Three Months		Last Twelve
	Year Ended			Ended		Months Ended
	12/31/08	12/31/09	12/31/10	3/31/10	3/31/11	3/31/11
	(In millions of dollars)

Reconciliation of Net Earnings (Loss) to EBITDA:
Net Income (loss)	$1	$30	$(96)	$(39)	$(55)	$(112)
Provision (Benefit) for Income Taxes	72	(38)	(90)	(34)	(37)	(93)
Interest Expense, Net	170	173	181	43	42	180
(Earnings) Loss on Discontinued Operations, Net of Taxes	2	(12)	(6)	(6)	(10)	(10)
Depreciation, Depletion, Accretion and Amortization	389	395	382	94	91	378

EBITDA	$634	$548	$371	$59	$31	$343
Goodwill Impairment	253	—	—	—	—	—

Adjusted EBITDA	$886	$548	$371	$59	$31	$343

RISK FACTORS

Any investment in the notes will involve risks. You should carefully consider the following risks, together with the information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether an investment in the notes is suitable for you. In addition to the risk factors set forth below, we also specifically incorporate by reference into this prospectus supplement the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein. If any of these risks actually occurs, our business, results of operations or financial condition could be materially and adversely affected. In such an event, the trading prices of the notes could decline, and you might lose all or part of your investment.

Risks Related to an Investment in the Notes

The Indenture does not limit the amount of indebtedness that we may incur.

The Indenture (as defined under “Description of the Notes”) under which the notes will be issued does not limit the amount of indebtedness that we may incur. Other than as described under “Description of the Notes — Change of Control Repurchase Event” in this prospectus supplement, the Indenture does not contain any financial covenants or other provisions that would afford the holders of the notes any substantial protection in the event we participate in a highly leveraged transaction.

The definition of a change of control requiring us to repurchase the notes is limited, so that the market price of the notes may decline if we enter into a transaction that is not a change of control under the Indenture governing the notes.

The term “change of control” (as used in the notes and the supplemental indenture) is limited in terms of its scope and does not include every event that might cause the market price of the notes to decline. In particular, we could effect a transaction like the mergers we completed in 2007 on a highly leveraged basis that would not be considered a change of control under the terms of the notes. Furthermore, we are required to repurchase notes upon a change of control only if, as a result of that change of control, the notes are downgraded to a rating that is below “investment grade.” As a result, our obligation to repurchase the notes upon the occurrence of a change of control is limited and may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

The notes are obligations exclusively of Vulcan Materials Company and not of our subsidiaries and payment to holders of the notes will be structurally subordinated to the claims of our subsidiaries’ creditors.

The notes will be our general unsecured obligations and will rank equally with all of our other current and future unsecured and unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes are not guaranteed by any of our subsidiaries. The notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2011, we and our subsidiaries had approximately $2.7 billion of total unsecured debt, approximately $41.6 million of which was debt of our subsidiaries, and approximately $52 thousand of secured debt.

The notes will be effectively junior to secured indebtedness that we may issue in the future and there is no limit on the amount of secured debt we may issue.

The notes are unsecured. As of March 31, 2011, we had approximately $52 thousand of secured debt, but we may issue secured debt in the future in an unlimited amount. Although the Indenture contains a covenant limiting our ability to issue debt secured by any shares of stock or debt of any “restricted subsidiary” or by any “principal property”, as defined in the Indenture relating to the notes, we had as of March 31, 2011 three such principal properties, which represented approximately 19.9% of our consolidated net tangible assets. We could secure any amount of indebtedness with liens on any of our other assets without equally and ratably securing the notes. Holders of our secured debt that we may issue in the future may foreclose on the assets securing that debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt, including the notes. Holders of our secured debt also would have priority over unsecured creditors in the event of our bankruptcy, liquidation or similar proceeding.

There is no public market for the notes, which could limit their market price or your ability to sell them.

Each series of notes is a new issue of securities for which there currently is no trading market. As a result, we cannot provide any assurances that a market will develop for either series of notes or that you will be able to sell your notes. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Accordingly, you may be required to bear the financial risk of an investment in the notes for an indefinite period of time. We do not intend to apply for listing or quotation of either series of notes on any securities exchange or automated quotation system.

If active trading markets do not develop for the notes, you may be unable to sell your notes or to sell your notes at prices that you deem sufficient.

Each series of notes is a new issue of securities for which there currently are no established trading markets. We do not intend to list the notes on any securities exchange. While the underwriters of the notes have advised us that they intend to make a market in each series of notes, the underwriters will not be obligated to do so and may stop their market-making at any time. No assurance can be given:

•	that a market for any series of notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

Further downgrades or other changes in our credit ratings could occur or other events could affect our financial results and reduce the market value of the notes.

After recent downgrades, our debt securities are currently rated below “investment grade” by each of Moody’s and S&P. A rating is not a recommendation to purchase, hold or sell our debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Either rating organization may further lower our rating or decide not to rate our securities in its sole discretion. The rating of our debt securities is based primarily on the rating organization’s assessment of the likelihood of timely payment of interest when due on our debt securities and the ultimate payment of principal of our debt securities on the final maturity date. Any ratings downgrade could increase our cost of borrowing or affect our ability to access financing or require certain actions to be performed to rectify such a situation. The reduction, suspension or withdrawal of the ratings of our debt securities will not, in and of itself, constitute an event of default under the Indenture.

Financial/Accounting Risks

We incurred additional debt to finance the Florida Rock merger which significantly increased our interest expense, financial leverage and debt service requirements.

We incurred considerable short-term and long-term debt to finance the Florida Rock merger. This debt, which significantly increased our leverage, has been a significant factor resulting in downgrades in our credit ratings.

Our cash flow is reduced by payments of principal and interest on this debt. Our debt instruments contain various financial and contractual restrictions. If we fail to comply with any of these covenants, the related indebtedness (and other unrelated indebtedness) could become due and payable prior to its stated maturity. An event of default under our debt instruments also could significantly affect our ability to obtain additional or alternative financing. If one or both rating agencies downgrade our ratings, it could further affect our ability to access financing.

Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors some of which are beyond our control.

Difficult and volatile conditions in the credit markets could affect our financial position, results of operations and cash flows.

The current economic environment has negatively affected the U.S. economy and demand for our products. Commercial and residential construction may continue to decline if companies and consumers are unable to finance construction projects or if the economic slowdown continues to cause delays or cancellations of capital projects.

A slow economic recovery also may increase the likelihood we will not be able to collect on our accounts receivable from our customers. We have experienced payment delays from some of our customers during this economic downturn.

The credit environment could limit our ability to obtain additional financing or refinancing and, if available, it may not be at economically favorable terms. Interest rates on new issuances of long-term public debt in the market may increase due to higher credit spreads and risk premiums. There is no guarantee we will be able to access the capital markets at favorable interest rates, which could negatively affect our financial results.

We may need to obtain financing in order to fund certain strategic acquisitions, if they arise, or refinance our outstanding debt.

Our industry is capital intensive, resulting in significant fixed and semi-fixed costs. Therefore, our earnings are highly sensitive to changes in volume.

Due to the high levels of fixed capital required for extracting and producing construction aggregates, both our dollar profits and our profits as a percentage of net sales (margin) can be negatively affected by decreases in volume.

We use estimates in accounting for a number of significant items. Changes in our estimates could affect our future financial results.

As discussed more fully in “Critical Accounting Policies” under Item 6 “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our annual report on Form 10-K for the year ended December 31, 2010 incorporated by reference herein we use significant judgment in accounting for:

•	goodwill and goodwill impairment;

•	impairment of long-lived assets excluding goodwill;

•	reclamation costs;

•	pension and other postretirement benefits;

•	environmental compliance;

•	claims and litigation including self-insurance; and

•	income taxes.

We believe we have sufficient experience and reasonable procedures to enable us to make appropriate assumptions and formulate reasonable estimates; however, these assumptions and estimates could change significantly in the future and could adversely affect our financial position, results of operations, or cash flows.

Economic/Political Risks

Both commercial and residential construction are dependent upon the overall U.S. economy which has been recovering at a slow pace.

Commercial and residential construction levels generally move with economic cycles. When the economy is strong, construction levels rise and when the economy is weak, construction levels fall. The overall U.S. economy has been adversely affected by this recession. Although most economists believe that the U.S. economy is now in recovery, the pace of recovery has been very slow. Since construction activity generally lags the recovery after down cycles, construction projects have not returned to their pre-recession levels.

Above average number of foreclosures, low housing starts and general weakness in the housing market continue to negatively affect demand for our products.

In most of our markets, particularly Florida and California, sales volumes have been negatively impacted by residential foreclosures and a significant decline in residential construction. Our sales volumes and earnings could continue to be depressed and negatively impacted by this segment of the market until the recovery in residential construction improves.

Lack of a multi-year federal highway bill and changes to the funding mechanism for highway funding could cause states to spend less on roads.

The last multi-year federal transportation bill, known as SAFETEA-LU, expired on September 30, 2009. Since that time, funding for transportation projects, including highways, has been provided pursuant to a series of continuing resolutions and the HIRE Act. Additionally, in January 2011, the House passed a new rules package that repealed transportation law dating back to 1998, which protected annual funding levels from amendments that could reduce such funding. This rule change subjects funding for highways to yearly appropriation reviews. Both the lack of a multi-year bill and the change in the funding mechanism increases the uncertainty of many state departments of transportation regarding funds for highway projects. This uncertainty could result in states being reluctant to undertake large multi-year highway projects which could, in turn, negatively affect our sales.

Changes in legal requirements and governmental policies concerning zoning, land use, environmental and other areas of the law impact our business.

Our operations are affected by numerous federal, state and local laws and regulations related to zoning, land use and environmental matters. Despite our compliance efforts, we have an inherent risk of liability in the operation of our business, especially from an environmental standpoint. These potential liabilities could have an adverse impact on our operations and profitability. In addition, our operations require numerous governmental approvals and permits, which often require us to make significant capital and maintenance expenditures to comply with zoning and environmental laws and regulations. Stricter laws and regulations, or more stringent interpretations of existing laws or regulations, may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment, or impede our opening new or expanding existing plants or facilities.

Climate change and climate change legislation or regulations may adversely impact our business

A number of governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. Such legislation or regulation, if enacted, potentially could include provisions for a “cap and trade” system of allowances and credits, among other provisions. The Environmental Protection Agency (EPA) promulgated a mandatory reporting rule covering greenhouse gas emissions from sources considered to be large emitters. The EPA has also promulgated a greenhouse gas emissions permitting rule, referred to as the “Tailoring Rule” which requires permitting of large emitters of greenhouse gases under the Federal Clean Air Act. We have determined that our Newbery cement plant is subject to both the reporting rule and the permitting rule, although the impacts of the permitting rule are uncertain at this time. The first required greenhouse gas emissions report for the Newberry cement plant was recently submitted to the Federal EPA.

Other potential impacts of climate change include physical impacts such as disruption in production and product distribution due to impacts from major storm events, shifts in regional weather patterns and intensities, and potential impacts from sea level changes. There is also a potential for climate change legislation and regulation to adversely impact the cost of purchased energy and electricity.

The impacts of climate change on our operations and the company overall are highly uncertain and difficult to estimate. However, climate change and legislation and regulation concerning greenhouse gases could have a material adverse effect on our future financial position, results of operations or cash flows.

Growth And Competitive Risks

Within our local markets, we operate in a highly competitive industry.

The construction aggregates industry is highly fragmented with a large number of independent local producers in a number of our markets. Additionally, in most markets, we also compete against large private and public companies, some of which are more vertically integrated than we are. Therefore, there is intense competition in a number of markets in which we operate. This significant competition could lead to lower prices, lower sales volumes and higher costs in some markets, negatively affecting our earnings and cash flows. In certain markets, vertically integrated competitors have acquired a portion of our asphalt mix and ready-mixed concrete customers and this trend may continue to accelerate.

Our long-term success depends upon securing and permitting aggregates reserves in strategically located areas.

Construction aggregates are bulky and heavy and, therefore, difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass the production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be very localized around our quarry sites and are served by truck. New quarry sites often take a number of years to develop, therefore our strategic planning and new site development must stay ahead of actual growth. Additionally, in a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to secure operating and environmental permits to operate at those sites.

Our future growth depends in part on acquiring other businesses in our industry and successfully integrating them with our existing operations.

The expansion of our business is dependent in part on the acquisition of existing businesses that own or control aggregates reserves. Disruptions in the availability of credit and financing could make it more difficult to capitalize on potential acquisitions. Additionally, with regard to the acquisitions we are able to complete, our future results will be dependent in part on our ability to successfully integrate these businesses with our existing operations.

Personnel Risks

Our future success greatly depends upon attracting and retaining qualified personnel, particularly in sales and operations.

A significant factor in our future profitability is our ability to attract, develop and retain qualified personnel. Our success in attracting qualified personnel, particularly in the areas of sales and operations, is affected by changing demographics of the available pool of workers with the training and skills necessary to fill the available positions, the impact on the labor supply due to general economic conditions, and our ability to offer competitive compensation and benefit packages.

The costs of providing pension and healthcare benefits to our employees have risen in recent years. Continuing increases in such costs could negatively affect our earnings.

The costs of providing pension and healthcare benefits to our employees have increased substantially over the past several years. We have instituted measures to help slow the rate of increase. However, if these costs continue to rise, we could suffer an adverse effect on our financial position, results of operations or cash flows.

Other Risks

Weather can materially affect our operating results.

Almost all of our products are used in the public or private construction industry, and our production and distribution facilities are located outdoors. Inclement weather affects both our ability to produce and distribute our products and affects our customers’ short-term demand because their work also can be hampered by weather. Therefore, our financial results can be negatively affected by inclement weather.

Our products are transported by truck, rail, barge or ship, primarily by third-party providers. Significant delays or increased costs affecting these transportation methods could materially affect our operations and earnings.

Our products are distributed either by truck to local markets or by rail, barge or oceangoing vessel to remote markets. The costs of transporting our products could be negatively affected by factors outside of our control, including rail service interruptions or rate increases, tariffs, rising fuel costs and capacity constraints. Additionally, inclement weather, including hurricanes, tornadoes and other weather events, can negatively impact our distribution network.

We use large amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential supply constraints and significant price fluctuation.

In our production and distribution processes, we consume significant amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control. Our suppliers contract separately for the purchase of such resources and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Variability in the supply and prices of these resources could materially affect our operating results from period to period and rising costs could erode our profitability.

We are involved in a number of legal proceedings. We cannot predict the outcome of litigation and other contingencies with certainty.

We are involved in several class action and complex litigation proceedings, some arising from our previous ownership and operation of our chemicals business. Although we divested our chemicals business in June 2005, we retained certain liabilities related to the business. As required by generally accepted accounting principles, we establish reserves when a loss is determined to be probable and the amount can be reasonably estimated. Our assessment of probability and loss estimates are based on the facts and circumstances known to us at a particular point in time. Subsequent developments in legal proceedings may affect our assessment and estimates of a loss contingency, and could result in an adverse effect on our financial position, results of operations or cash flows. For a description of our current significant legal proceedings see Note 12 “Commitments and Contingencies” in Item 8 “Financial Statements and Supplementary Data” in our annual report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein.

We are involved in certain environmental matters. We cannot predict the outcome of these contingencies with certainty.

We are involved in environmental investigations and cleanups at sites where we operate or have operated in the past or sent materials for recycling or disposal, primarily in connection with our divested chemicals and metals businesses. As required by generally accepted accounting principles, we establish reserves when a loss is determined to be probable and the amount can be reasonably estimated. Our assessment of probability and loss estimates are based on the facts and circumstances known to us at a particular point in time. Subsequent developments related to these matters may affect our assessment and estimates of loss contingency, and could result in an adverse effect on our financial position, results of operations or cash flows. For a description of our current significant environmental matters see Note 12 “Commitments and Contingencies” in Item 8 “Financial Statements and Supplementary Data.” in our annual report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for Vulcan is set forth below for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings were calculated by adding (1) earnings from continuing operations before income taxes; (2) minority interest in earnings of a consolidated subsidiary; (3) fixed charges; (4) capitalized interest credits; and (5) amortization of capitalized interest. Fixed charges consist of: (1) interest expense before capitalization credits; (2) amortization of financing costs; and (3) one-third of rental expense.

							Three Months
Year Ended December 31,							Ended March 31,
2006	2007		2008		2009	2010	2011

12.9x	9.2	x	1.3	x	0.9x(1)	0.1x(1)	—(1)

(1)	Earnings were insufficient to cover fixed charges by approximately $192.4 million in 2009, $101.7 million in 2010, and $27.2 million in the three months ended March 31, 2011.

USE OF PROCEEDS

We expect to receive net proceeds, after deducting underwriting discounts but before deducting other offering expenses, of approximately $1,083.5 million from this offering. We intend to use the proceeds to repay borrowings outstanding under our revolving credit facility, refinance and terminate our unsecured term loan agreement, fund a partial tender offer for certain of our outstanding 5.60% Senior Notes and 6.30% Senior Notes based on prices set forth in the Offer to Purchase and for general corporate purposes.

Affiliates of each of the underwriters are lenders under various of our credit agreements. These affiliates are entitled to be repaid with the proceeds that are used to repay the revolving credit facility and the unsecured term loan and will receive their pro rata portion of such repayment. Certain of the underwriters or their affiliates may be holders of the 5.60% Senior Notes and the 6.30% Senior Notes and therefore would receive a portion of the proceeds from this offering in connection with the tender offer.

As of May 27, 2011, we had $450 million outstanding borrowings under our term loan agreement at variable interest rates — London Interbank Offer Rate “LIBOR” plus a spread based on our long-term credit rating at the time of borrowing. As of March 31, 2011 the spread was 2.50% above LIBOR. Our term loan agreement matures July 7, 2015.

As of May 27, 2011, we had $325 million outstanding borrowings under our revolving credit facility. Borrowings under this credit facility, which are classified as short-term, bear an interest rate based on (LIBOR) plus a credit spread. This credit spread was 30 basis points (0.30 percentage points) based on our long-term debt ratings as of March 31, 2011. Our revolving credit facility matures November 16, 2012.

CAPITALIZATION

The following table sets forth our capitalization, on a consolidated basis, as of March 31, 2011:

•	on an actual basis; and

•	as adjusted to give effect to the sale of the notes in this offering and the application of the net proceeds, after deducting underwriting discounts but before deducting other offering expenses, as described under “Use of Proceeds.”

The unaudited information set forth below should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2010, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, each incorporated by reference herein.

	As of March 31,
	2011
	Actual	As Adjusted
	(Amounts in thousands)

Short-term bank borrowings	$300,000	$
Current portion of long term debt	5,238		5,238

Total current debt and short-term borrowings	305,238

Notes offered hereby	—		1,100,000
5-year floating term loan issued 2010	450,000
10.125% Notes due 2015(1)	149,612		149,612
10.375% Notes due 2018(2)	248,424		248,424
6.30% Notes due 2013(3)	249,754
7.00% Notes due 2018(4)	399,666		399,666
5.60% Notes due 2012(5)	299,801
6.40% Notes due 2017(6)	349,856		349,856
7.15% Notes due 2037(7)	249,326		249,326
Medium-term notes	21,000		21,000
Industrial revenue bonds	14,000		14,000
Other notes	1,395		1,395
LESS: Current portion of long term debt	(5,238)		(5,238)
Total long-term debt	2,427,596

Total debt	2,732,834

Shareholders’ equity	3,890,127

Total debt and shareholders’ equity	$6,638,451	$

(1)	Includes a decrease in valuation for unamortized discounts of $388 thousand.

(2)	Includes a decrease in valuation for unamortized discounts of $1,576 thousand.

(3)	Includes a decrease in valuation for unamortized discounts of $246 thousand.

(4)	Includes a decrease in valuation for unamortized discounts of $334 thousand.

(5)	Includes a decrease in valuation for unamortized discounts of $199 thousand.

(6)	Includes a decrease in valuation for unamortized discounts of $144 thousand.

(7)	Includes a decrease in valuation for unamortized discounts of $674 thousand.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table shows our selected historical financial data as of an for each of the fiscal years in the five-year period ended December 31, 2010 and the three months ended March 31, 2011 and 2010. The data as of and for the three months ended March 31, 2011 and 2010 have been derived from our unaudited financial statements. The unaudited financial data has been prepared on a basis consistent with our annual audited financial statements. In our opinion, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference herein.

	Year Ended					Three Months Ended
	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	3/31/10	3/31/11
	(In millions of dollars)

Consolidated Statement of Operations Data:
Net Sales	$3,041	$3,090	$3,453	$2,544	$2,406	$465	$456
Total Revenues	3,342	3,328	3,651	2,690	2,559	493	487
Gross Profit	932	951	750	446	301	1	(7)
Operating Earnings (Loss)	695	714	249	148	(15)	(37)	(61)
Earnings (Loss) from Continuing Operations	480	463	3	19	(103)	(44)	(65)
Net Earnings (Loss)	$470	$451	$1	$30	$(96)	$(39)	$(55)
Other Operating Data:
Aggregates Unit Shipments (in Millions of Tons):
Internal(1)	13	12	16	12	11	2	2
Customer	242	219	188	139	136	25	25

Total	255	231	204	151	148	27	27
Aggregates Selling Price:
Freight-Adjusted Average Sales Price Per Ton(2)	$8.30	$9.35	$9.98	$10.30	$10.13	$10.35	$10.33
Aggregates Reserves (in Billions of Tons):	11.4	12.7	13.3	14.2	14.7
Balance Sheet Data:
Cash and Cash Equivalents	$55	$35	$10	$22	$48	$36	$63
Net Operating Working Capital(3)	443	747	616	498	497	472	452
Property, Plant & Equipment, Net	1,869	3,620	4,156	3,875	3,633	3,793	3,593
Total Assets	3,428	8,927	8,908	8,525	8,338	8,467	8,299
Total Debt	522	3,657	3,548	2,738	2,718	2,726	2,733
Total Shareholders’ Equity	$2,011	$3,771	$3,539	$4,037	$3,965	$4,048	$3,906
Cash Flow Statement Data:
Net Cash Provided (Used) by Operating Activities	$579	$708	$435	$453	$203	$6	$44
Net Cash Provided (Used) by Investing Activities	(105)	(3,654)	(189)	(80)	(88)	29	(11)
Net Cash Provided (Used) by Financing Activities	(694)	2,926	(271)	(361)	(89)	(21)	(17)
Capital Expenditures	$435	$483	$353	$110	$86	$20	$24
Selected Financial Data:
EBITDA	$950	$981	$634	$548	$371	$59	$31
Adjusted EBITDA	$950	$981	$886	$548	$371	$59	$31
Reconciliation of Net Earnings (Loss) to EBITDA:
Net Income (loss)	$470	$451	$1	$30	$(96)	$(39)	$(55)
Provision (Benefit) for Income Taxes	223	204	72	(38)	(90)	(34)	(37)
Interest Expense, Net	20	42	170	173	181	43	42
(Earnings) Loss on Discontinued Operations, Net of Taxes	10	12	2	(12)	(6)	(6)	(10)
Depreciation, Depletion, Accretion and Amortization	226	271	389	395	382	94	91

EBITDA	$950	$981	$634	$548	$371	$59	$31
Goodwill Impairment	—	—	253	—	—	—	—

Adjusted EBITDA	$950	$981	$886	$548	$371	$59	$31

(1)	Represents tons shipped primarily to our downstream operations (e.g., asphalt mix and ready-mixed concrete)

(2)	Freight-adjusted sales price is calculated as total sales dollars (internal and external) less freight to remote distribution sites divided by total sales unites (internal and external)

(3)	Calculated as Total Current Assets less Non Interest-bearing Current Liabilities

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the consolidated results of operations and our and our subsidiaries’ financial condition. You should read this discussion in conjunction with our Consolidated Financial Statements and the notes thereto in our annual report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein and our quarterly report on Form 10-Q for the quarter ending March 31, 2011 and the information set forth under “Selected Consolidated Financial Information”, incorporated by reference herein. The discussion, as well as certain information contained elsewhere in this prospectus supplement, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor created thereby. See “Forward-Looking Statements” above.

Business

We are a New Jersey corporation and the nation’s largest producer of construction aggregates: primarily crushed stone, sand, and gravel. We have 319 aggregates facilities. We also are a major producer of asphalt mix and ready- mixed concrete as well as a leading producer of cement in Florida.

Demand for our products is dependent on construction activity. The primary end uses include public construction, such as highways, bridges, airports, schools and prisons, as well as private nonresidential (e.g., manufacturing, retail, offices, industrial and institutional) and private residential construction (e.g., single- family houses, duplexes, apartment buildings and condominiums). Customers for our products include heavy construction and paving contractors; commercial building contractors; concrete products manufacturers; residential building contractors; state, county and municipal governments; railroads and electric utilities.

We operate primarily in the United States and our principal product — aggregates — is used in virtually all types of public and private construction projects and in the production of asphalt mix and ready- mixed concrete. Aggregates have a high weight- to- value ratio and, in most cases, must be produced near where they are used; if not, transportation can cost more than the materials. Exceptions to this typical market structure include areas along the U.S. Gulf Coast and the Eastern Seaboard where there are limited supplies of locally available high quality aggregates. We serve these markets from inland quarries — shipping by barge and rail — and from our quarry on Mexico’s Yucatan Peninsula. We transport aggregates from Mexico to the U.S. principally on our three Panamax- class, self- unloading ships.

Our Market Environment

We focus on the U.S. markets with the greatest expected population growth and where construction is expected to expand. Because transportation is a significant part of the delivered cost of aggregates, our facilities are typically located in the markets they serve or with access to economical transportation to their markets. We serve both the public and the private sectors.

Public Sector

Public sector construction includes spending by federal, state, and local governments for highways, bridges and airports as well as other infrastructure construction for sewer and waste disposal systems, water supply systems, dams, reservoirs and other public construction projects. Construction for power plants and other utilities is funded from both public and private sources. In 2010, publicly funded construction accounted for 55% of our total aggregates shipments.

Generally, public sector construction spending is more stable than private sector construction because public sector spending is less sensitive to interest rates and has historically been supported by multi- year legislation and programs. For example, the federal transportation bill is a principal source of federal funding for public infrastructure and transportation projects. For over two decades, projects have been funded through a series of multi- year bills. The long- term aspect of these bills is critical because it provides state departments of transportation with the ability to plan and execute long- term and complex highway projects. Federal highway spending is governed by multi- year authorization bills and annual budget appropriations using funds largely from the Federal Highway Trust Fund. This trust receives funding from taxes on gasoline and other levies. The level of state spending on infrastructure varies across the United States and depends on individual state needs and economies. In 2010, approximately 30% of our aggregates sales by volume were used in highway construction projects.

The most recent federal transportation bill, known as SAFETEA- LU, expired on September 30, 2009. Congress has yet to pass a replacement bill. As a result, funds for highway construction are being provided by a series of authorized extensions with appropriations at fiscal year 2010 levels. This uncertainty in funding may lead some states to defer large multi- year projects until such time as there is greater certainty of funding.

A significant need exists for additional and ongoing investments in the nation’s infrastructure. In 2009, a report by the American Society of Civil Engineers (ASCE) gave our nation’s infrastructure an overall grade of “D” and estimated that an investment of $2.2 trillion over a five- year period is needed for improvements. While the needs are clear, the source of funding for infrastructure improvements is not. In its report, the ASCE suggests that all levels of government, owners and users need to renew their commitment to infrastructure investments in all categories and that all available financing options should be explored and debated.

The American Recovery and Reinvestment Act of 2009 (the Stimulus or ARRA) was signed into law on February 17, 2009 to create jobs and restore economic growth through, among other things, the modernization of America’s infrastructure and improving its energy resources. Included in the $787 billion of economic stimulus funding is $50 to $60 billion of heavy construction, including $27.5 billion for highways and bridges. This federal funding for highways and bridges, unlike typical federal funding programs for infrastructure, does not require states to provide matching funds. The nature of the projects that are being funded by ARRA generally will require considerable quantities of aggregates.

Publicly- funded construction activity increased in 2010 due mostly to the Stimulus. According to the Federal Highway Administration, approximately $7.1 billion or 43% of the total Stimulus funds apportioned for highways and bridges in Vulcan- served states remains to be spent. The pace of obligating, bidding, awarding and starting stimulus- related highway construction projects has varied widely across states. These state- by- state differences in awarding projects and spending patterns are due, in part, to the types of planned projects and to the proportion sub- allocated to metropolitan planning organizations where project planning and execution can be more complicated and time consuming.

Private Sector

The private sector market includes both nonresidential buildings and residential construction and is more cyclical than public construction. In 2010, privately- funded construction accounted for 45% of our total aggregates shipments.

Private nonresidential construction includes a wide array of types of projects. Such projects generally are more aggregates intensive than residential construction, but less aggregates intensive than public construction. Overall demand in private nonresidential construction is generally driven by job growth, vacancy rates, private infrastructure needs and demographic trends. The growth of the private workforce creates demand for offices, hotels and restaurants. Likewise, population growth generates demand for stores, shopping centers, warehouses and parking decks as well as hospitals, churches and entertainment facilities. Large industrial projects, such as a new manufacturing facility, can increase the need for other manufacturing plants to supply parts and assemblies. Construction activity in this end market is influenced by a firm’s ability to finance a project and the cost of such financing.

Consistent with past cycles of private sector construction, private nonresidential construction remained strong after residential construction peaked in 2006. However, in late 2007, contract awards for nonresidential buildings peaked. In 2008, contract awards in the U.S. declined 24% from the prior year and in 2009 fell sharply, declining 56% from 2008 levels. Contract awards for stores and office buildings were the weakest categories of nonresidential construction in 2009, declining more than 60% from the prior year. Employment growth, more attractive lending standards and general recovery in the economy will help drive growth in construction activity in this end market.

The majority of residential construction is for single- family houses with the remainder consisting of multi- family construction (i.e., two family houses, apartment buildings and condominiums). Public housing comprises only a small portion of the housing demand. Household formations in Vulcan’s markets have grown faster than the U.S. as a whole in the last 10 years. During that time, household growth was 12% in our markets compared to 6% in the remainder of the U.S. Construction activity in this end market is influenced by the cost and availability of mortgage financing. Demand for our products generally occurs early in the infrastructure phase of residential construction and later as part of driveways or parking lots.

U.S. housing starts, as measured by McGraw- Hill data, peaked in early 2006 at over 2 million units annually. By the end of 2009, total housing starts had declined to less than 600,000 units, well below prior historical lows of approximately 1 million units annually. However, in the summer of 2009, single- family housing starts began to stabilize as evidenced by the graph below. By the end of 2010, single- family starts exhibited some modest growth, breaking almost four consecutive years of decline.

In 2010, total U.S. housing starts increased 4% from the prior year. While these results don’t necessarily indicate a sustained recovery in residential construction, the modest improvement in construction activity is encouraging. Lower home prices, attractive mortgage interest rates and fewer existing homes for sale provide some optimism for housing construction in 2011 and beyond.

Seasonality

Almost all our products are produced and consumed outdoors. Seasonal changes and other weather- related conditions can affect the production and sales volumes of our products. Therefore, the financial results for any quarter do not necessarily indicate the results expected for the year. Normally, the highest sales and earnings are in the third quarter and the lowest are in the first quarter. Furthermore, our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending, primarily in the private sector. The levels of construction spending are affected by changing interest rates and demographic and population fluctuations.

Competition

We operate in an industry that is very fragmented with a large number of small, privately- held companies. We estimate that the ten largest aggregates producers account for approximately 30% to 35% of the total U.S. aggregates production. Despite being the industry leader, Vulcan’s total U.S. market share is less than 10%. Other publicly traded companies among the ten largest U.S. aggregates producers include the following: Cemex S.A.B. de C.V., CRH, plc. Heidelberg Cement AG, Holcim, Ltd., Lafarge SA, Martin Marietta Materials, Inc., MDU Resources Group, Inc.

Because the U.S. aggregates industry is highly fragmented, with approximately 5,000 companies managing more than 9,000 operations, many opportunities for consolidation exist. Therefore, companies in the industry tend to grow by entering new markets or enhancing their market positions by acquiring existing facilities.

Customers

No material part of our business is dependent upon any customers whose loss would have an adverse effect on our business. In 2010, our top five customers accounted for 4.3% of our total revenues (excluding internal sales), and no single customer accounted for more than 1.3% of our total revenues. Our products typically are sold to private industry and not directly to governmental entities. Although approximately 45% to 55% of our aggregates shipments have historically been used in publicly funded construction, such as highways, airports and government buildings, relatively insignificant sales are made directly to federal, state, county or municipal governments/agencies. Therefore, although reductions in state and federal funding can curtail publicly funded construction, our business is not directly subject to renegotiation of profits or termination of contracts with state or federal governments.

Properties

AGGREGATES

As the largest U.S. producer of construction aggregates, we have operating facilities across the U.S. and in Mexico and the Bahamas. We principally serve markets in 21 states, the District of Columbia and the local markets surrounding our operations in Mexico and the Bahamas. Our primary focus is serving states and metropolitan markets in the U.S. that are expected to experience the most significant growth in population, households and employment. These three demographic factors are significant drivers of demand for aggregates.

Our current estimate of 14.7 billion tons of proven and probable aggregates reserves reflects an increase of 0.5 billion tons from the estimate at the end of 2009. Estimates of reserves are of recoverable stone, sand and gravel of suitable quality for economic extraction, based on drilling and studies by our geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of overburden and stone excavation, and subject to permit or other restrictions.

Proven, or measured, reserves are those reserves for which the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces. The grade and quality of those reserves are computed from the results of detailed sampling, and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Probable, or indicated, reserves are those reserves for which quantity and grade and quality are computed partly from specific measurements and partly from projections based on reasonable, though not drilled, geologic evidence. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Reported proven and probable reserves include only quantities that are owned in fee or under lease, and for which all appropriate zoning and permitting have been obtained. Leases, zoning, permits, reclamation plans and other government or industry regulations often set limits on the areas, depths and lengths of time allowed for mining, stipulate setbacks and slopes that must be left in place, and designate which areas may be used for surface facilities, berms, and overburden or waste storage, among other requirements and restrictions. Our reserves estimates take into account these factors. Technical and economic factors also affect the estimates of reported reserves regardless of what might otherwise be considered proven or probable based on a geologic analysis. For example, excessive overburden or weathered rock, rock quality issues, excessive mining depths, groundwater issues, overlying wetlands, endangered species habitats, and rights of way or easements may effectively limit the quantity of reserves considered proven and probable. In addition, computations for reserves in-place are adjusted for estimates of unsaleable sizes and materials as well as pit and plant waste.

The 14.7 billion tons of estimated aggregates reserves reported at the end of 2010 include reserves at inactive and greenfield (undeveloped) sites. We reported proven and probable reserves of 14.2 billion tons at the end of 2009 using the same basis. The table below presents, by division, the tons of proven and probable aggregates reserves as of December 31, 2010 and the types of facilities operated.

		Number of Aggregates Operating Facilities(1)
	Reserves	Stone	Sand and Gravel	Sales Yards
	(Billions of tons)

By Division:
Florida Rock	0.5	5	11	8
Mideast	3.8	36	2	23
Midsouth	2.1	41	1	0
Midwest	2.0	17	4	4
Southeast	2.6	34	0	3
Southern and Gulf Coast	2.0	23	1	27
Southwest	0.8	13	1	12
Western	0.9	3	23	4

Total	14.7	172	43	81

(1)	In addition to the facilities included in the table above, we operate 23 recrushed concrete plants which are not dependent on reserves.

Of the 14.7 billion tons of aggregates reserves, 8.3 billion tons or 56% are located on owned land and 6.4 billion tons or 44% are located on leased land. While some of our leases run until reserves at the leased sites are exhausted, generally our leases have definite expiration dates, which range from 2011 to 2159. Most of our leases have renewal options to extend them well beyond their current terms at our discretion.

The following table lists our ten largest active aggregates facilities based on the total proven and probable reserves at the sites. None of the listed aggregates facilities other than Playa del Carmen contributes more than 5% to our net sales.

Location
(Nearest Major Metropolitan Area)	Reserves
(Millions of tons)

Playa del Carmen (Cancun), Mexico	657.5
Hanover (Harrisburg), Pennsylvania	561.2
McCook (Chicago), Illinois	442.3
Dekalb (Chicago), Illinois	366.3
Gold Hill (Charlotte), North Carolina	294.2
Macon, Georgia	257.5
Rockingham (Charlotte), North Carolina	257.4
Cabarrus (Charlotte), North Carolina	217.7
1604 Stone (San Antonio), Texas	211.8
Grand Rivers (Paducah), Kentucky	175.3

ASPHALT MIX, CONCRETE AND CEMENT

We also operate a number of other facilities in several of our divisions:

	Asphalt Mix	Concrete	Cement
Division	Facilities	Facilities(1)	Facilities(2)

Florida Rock	0	71	4
Northern Concrete	0	34	0
Southeast	0	6	0
Southwest	11	4	0
Western	26	16	0

(1)	Includes ready-mixed concrete, concrete block and other concrete products facilities.

(2)	Includes one cement manufacturing facility, two cement import terminals and a calcium plant.

The asphalt mix and concrete facilities are able to meet their needs for raw material inputs with a combination of internally sourced and purchased raw materials. Our Cement segment operates two limestone quarries in Florida which provide our cement production facility with feedstock materials.

Location	Reserves
(Millions of tons)

Newberry	192.7
Brooksville	6.3

Results Of Operations For The Three Months Ended March 31, 2011 As Compared To The Three Months Ended March 31, 2010

We include intersegment sales in our comparative analysis of segment revenue at the product line level. Net sales and cost of goods sold exclude intersegment sales and delivery revenues and costs. This presentation is consistent with the basis on which we review results of operations. We discuss separately our discontinued operations, which consist of our former Chemicals business.

CONSOLIDATED OPERATING RESULTS

	Three Months Ended
	March 31
	2011	2010
	In millions, except per share data

Net sales	$456.3	$464.5
Cost of goods sold	463.4	463.6

Gross profit	$(7.1)	$0.9

Operating loss	$(61.2)	$(36.8)

Loss from continuing operations before income taxes	$(102.1)	$(78.7)

Loss from continuing operations	$(64.6)	$(44.4)
Earnings on discontinued operations, net of income taxes	9.9	5.7

Net loss	$(54.7)	$(38.7)

Basic earnings (loss) per share Continuing operations	$(0.50)	$(0.35)
Discontinued operations	0.08	0.04

Basic net loss per share	$(0.42)	$(0.31)

Diluted earnings (loss) per share Continuing operations	$(0.50)	$(0.35)
Discontinued operations	0.08	0.04

Diluted net loss per share	$(0.42)	$(0.31)

FIRST QUARTER 2011 COMPARED TO FIRST QUARTER 2010

First quarter net sales were $456.3 million, down 1.8% from the first quarter of 2010. Shipments were down in all product lines with the exception of cement which was essentially flat due to increased internal shipments.

Results for the first quarter were a net loss of $54.7 million or ($0.42) per diluted share compared to a net loss of $38.7 million or ($0.31) per diluted share in the first quarter of 2010. Higher unit costs for diesel fuel and liquid asphalt in the current quarter resulted in higher pretax costs of $9.8 million. The current quarter’s results include a pretax gain of $25.5 million related to partial recovery of a legal settlement (see Note 19 to the condensed consolidated financial statements) while the first quarter 2010 results include a pretax gain of $39.5 million on the sale of three non-strategic aggregates facilities located in rural Virginia.

CONTINUING OPERATIONS — Changes in loss from continuing operations before income taxes for the first quarter of 2011 versus the first quarter of 2010 are summarized below:

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

In millions

First quarter 2010	$(78.7)

Lower aggregates earnings due to
Lower volumes	(4.1)
Lower selling prices	(0.7)
Lower costs	0.2
Higher concrete earnings	1.7
Lower asphalt mix earnings	(1.3)
Lower cement earnings	(3.8)
Lower selling, administrative and general expenses	9.0
Lower gain on sale of property, plant & equipment and businesses	(47.9)
Recovery from legal settlement	25.5
All other	(2.0)

First quarter 2011	$(102.1)

Gross profit for the Aggregates segment was $10.7 million in the first quarter of 2011 compared to $15.4 million in the first quarter of 2010. This $4.7 million decline was due mostly to lower shipments. A number of Vulcan-served markets, most notably markets in California, the mid-Atlantic and the Southeast experienced unusually wet weather in March. Despite the inclement March weather, our Virginia, Tennessee and Georgia aggregates businesses increased shipments versus the prior year’s first quarter, due primarily to stronger demand from public infrastructure projects. Markets that experienced declines in shipments include South Carolina, Florida and markets along the Gulf Coast.

The average selling price for aggregates was in line with the prior year. Adjusted for freight to remote distribution yards and mix, the overall average selling price was slightly above last year’s level. The adjusted selling price in Florida increased from the prior year’s level. A number of other markets reported unit selling prices at or above the prior year’s first quarter pace. However, some geographic and end-use markets that have experienced the steepest overall declines in demand reported lower average prices when compared with the prior year. Reflecting production efficiencies and effective cost control measures, aggregates unit costs of sales were in line with the first quarter of 2010 despite sharply higher costs for diesel.

The Concrete segment reported a loss of $14.4 million, an improvement from the prior year’s first quarter. Unit materials margins in ready-mixed concrete improved from the prior year’s first quarter due mostly to higher pricing. Concrete prices increased 4% from the prior year’s first quarter.

Asphalt mix segment earnings were a loss of $0.2 million compared with earnings of $1.1 million in the prior year’s first quarter. Selling prices for asphalt mix increased approximately 4%, offsetting most of the earnings effect of higher liquid asphalt costs. Asphalt volumes decreased 2% from the prior year’s first quarter due primarily to wet weather in March. Unit materials margins in the first quarter were higher than the prior year and were in line with the improved levels achieved in the second half of 2010.

The Cement segment reported a loss of $3.2 million versus earnings of $0.6 million in the first quarter of 2010. This $3.8 million decline was due mostly to a scheduled maintenance event in the current quarter.

SAG expenses in the first quarter were $77.5 million versus $86.5 million in the prior year’s first quarter. Excluding the effects of the aforementioned donated real estate from the prior year’s first quarter, SAG expenses were flat with the prior year.

The $8.4 million difference between the fair value of the donated real estate and the carrying value was recorded as a gain on sale of property, plant & equipment and businesses in the prior year. In March 2010, we recorded a pretax gain of $39.5 million on the March 2010 sale of three non-strategic aggregates facilities in rural Virginia. There were no similar gains recorded in the current quarter.

The $25.5 million in recovery from legal settlement included in the current quarter’s results reflects the arbitration award from insurers related to the lawsuit settled last year with IDOT.

We recorded income tax benefits from continuing operations of $37.4 million in the first quarter of 2011 compared to $34.2 million in the first quarter of 2010. In both of these quarters, we were required to apply the alternative methodology to calculate the income tax benefit as discussed in Note 4 to the condensed consolidated financial statements. The $3.2 million increase in our income tax benefit resulted mainly from the larger pretax loss and an increase in the depletion benefit partially offset by discrete income tax adjustments booked in the first quarter of 2011.

Results from continuing operations were a loss of ($0.50) per diluted share compared with a loss of ($0.35) per diluted share in the first quarter of 2010.

DISCONTINUED OPERATIONS — The first quarter 2011 pretax earnings on discontinued operations of $16.4 million include pretax gains of $11.1 million related to the 5CP earn-out and $7.5 million recognized on recovery from an insurer in lawsuits involving perchloroethylene. These gains were offset in part by general and product liability costs, including legal defense costs, and environmental remediation costs associated with our former Chemicals business.

The first quarter 2010 pretax earnings on discontinued operations of $8.9 million include pretax gains of $7.9 million related to the 5CP earn-out and $1.2 million of insurance recoveries. These gains were also offset in part by general and product liability costs, including legal defense costs, and environmental remediation costs associated with our former Chemicals business.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Generally Accepted Accounting Principles (GAAP) does not define “free cash flow” and “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).” Thus, they should not be considered as an alternative to net cash provided by operating activities or any other liquidity or earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance and to monitor our cash and liquidity positions. The investment community often uses these metrics as indicators of a company’s ability to incur and service debt. We use free cash flow, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources. Reconciliations of these metrics to their nearest GAAP measures are presented below:

FREE CASH FLOW

Free cash flow deducts purchases of property, plant & equipment from net cash provided by operating activities.

	Three Months Ended
	March 31
	2011	2010
	In millions

Net cash provided by operating activities	$44.1	$6.4
Purchases of property, plant & equipment	(24.3)	(19.7)

Free cash flow	$19.8	$(13.3)

EBITDA

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

	Three Months Ended
	March 31
	2011	2010
	In millions

Net cash provided by operating activities	$44.1	$6.4
Changes in operating assets and liabilities before initial effects of business acquisitions and dispositions	(68.4)	(46.5)
Other net operating items using cash	60.1	95.5
Earnings on discontinued operations, net of taxes	(9.9)	(5.7)
Benefit from income taxes	(37.4)	(34.2)
Interest expense, net	42.3	43.3

EBITDA	$30.8	$58.8

	Three Months Ended
	March 31
	2011	2010
	In millions

Net loss	($54.7)	$(38.7)
Benefit from income taxes	(37.4)	(34.2)
Interest expense, net	42.3	43.3
Earnings on discontinued operations, net of taxes	(9.9)	(5.7)
Depreciation, depletion, accretion and amortization	90.5	94.1

EBITDA	$30.8	$58.8

Results Of Operations For The Year Ended December 31, 2010 As Compared To The Years Ended December 31, 2009 And December 31, 2008

Intersegment sales are internal sales between any of our four operating segments:

1. Aggregates

2. Concrete

3. Asphalt mix

4. Cement

Intersegment sales consist of our Aggregates and Cement segments selling product to our Concrete segment and our Aggregates segment selling product to our Asphalt mix segment. We include intersegment sales in our comparative analysis of segment revenue at the product line level. These intersegment sales are made at local market prices for the particular grade and quality of material required. Net sales and cost of goods sold exclude intersegment sales and delivery revenues and cost. This presentation is consistent with the basis on which we review results of operations. We discuss separately our discontinued operations, which consist of our former Chemicals business.

The following table shows net earnings in relationship to net sales, cost of goods sold, operating earnings and EBITDA.

CONSOLIDATED OPERATING RESULTS

	For the Years Ended December 31
	2010	2009	2008
	Amounts in millions, except
	per share data

Net sales	$2,405.9	$2,543.7	$3,453.1
Cost of goods sold	2,105.2	2,097.7	2,703.4

Gross profit	$300.7	$446.0	$749.7

Operating earnings (loss)	$(14.5)	$148.5	$249.1

Earnings (loss) from continuing operations before income taxes	$(192.2)	$(19.2)	$75.1

Earnings (loss) from continuing operations	$(102.5)	$18.6	$3.4
Earnings (loss) on discontinued operations, net of income taxes	6.0	11.7	(2.5)

Net earnings (loss)	$(96.5)	$30.3	$0.9

Basic earnings (loss) per share Continuing operations	$(0.80)	$0.16	$0.03
Discontinued operations	0.05	0.09	(0.02)

Basic net earnings (loss) per share	$(0.75)	$0.25	$0.01

Diluted earnings (loss) per share Continuing operations	$(0.80)	$0.16	$0.03
Discontinued operations	0.05	0.09	(0.02)

Diluted net earnings (loss) per share	$(0.75)	$0.25	$0.01

EBITDA (adjusted EBITDA in 2008)	$370.6	$548.4	$886.5

The length and depth of the decline in construction activity and aggregates demand during this economic downturn have been unprecedented. Our aggregates shipments in 2010 were just over half the level shipped in 2005 when demand peaked. We continued to manage our business to maximize cash generation. In 2010, we again reduced inventory levels of aggregates. While this action negatively affected reported earnings, it increased cash generation and better positions us to increase production and earnings as demand recovers. We also continued to reduce our overhead expenses. Cost associated with implementing some of these reductions increased selling, administrative and general expense in 2010; however, the benefits of these overhead reductions should be realized in 2011 and beyond.

The 2010 results include $43.0 million of pretax charges related to the settlement of a lawsuit with the Illinois Department of Transportation (IDOT), a $39.5 million pretax gain associated with the sale of non-strategic assets in rural Virginia and increased pretax costs of $51.4 million related to higher unit costs for diesel fuel and liquid asphalt. While we believed that the IDOT settlement was covered by insurance, we did not recognize its recovery as of December 31, 2010 due to uncertainty as to the amount and timing of a recovery. However, in February 2011 we completed the first of two arbitrations in which two of our three insurers participated. The arbitration panel awarded us a total of $25.5 million in payment of their share of the settlement amount and attorneys’ fees. This award will be recorded as income in the first quarter of 2011.

The 2008 results include a $252.7 million pretax goodwill impairment charge for our Cement segment. The 2008 results also include a $73.8 million pretax gain from the sale of mining operations divested as a condition for approval of the Florida Rock acquisition by the Department of Justice.

Year-over-year changes in earnings from continuing operations before income taxes are summarized below:

In millions

2008 earnings from continuing operations before income taxes	$75.1

Lower aggregates earnings due to
Lower volumes	(333.7)
Higher selling prices	48.3
Lower costs	21.1
Lower concrete earnings	(37.8)
Higher asphalt mix earnings	17.9
Lower cement earnings	(19.5)
Lower selling, administrative and general expenses(1)	21.0
2008 goodwill impairment — cement	252.7
Lower gain on sale of property, plant & equipment and businesses	(67.1)
All other	2.8

2009 earnings from continuing operations before income taxes	$(19.2)

Lower aggregates earnings due to Lower volumes	(20.6)
Lower selling prices	(25.1)
Higher costs	(27.4)
Lower concrete earnings	(30.5)
Lower asphalt mix earnings	(39.7)
Lower cement earnings	(2.0)
Higher selling, administrative and general expenses(1), (2)	(2.9)
Higher gain on sale of property, plant & equipment and businesses	32.2
IDOT settlement, including related legal fees	(43.0)
Higher interest expense	(6.3)
All other	(7.7)

2010 earnings from continuing operations before income taxes	$(192.2)

(1)	Includes expenses for property donations recorded at fair value for each comparative year, as follows: $9.2 million in 2010, $8.5 million in 2009 and $10.5 million in 2008.

(2)	Excludes $3.0 million of 2010 legal expenses charged to selling, administrative and general expenses which is noted in this table within the IDOT settlement line.

OPERATING RESULTS BY SEGMENT

We present our results of operations by segment at the gross profit level. We have four reporting segments organized around our principal product lines: 1) aggregates, 2) concrete, 3) asphalt mix and 4) cement. Management reviews earnings for the product line segments principally at the gross profit level.

1.	AGGREGATES

Our year-over-year aggregates shipments declined

• 2% in 2010

• 26% in 2009

• 12% in 2008

To date, the economic recovery has not had a significant effect on some of our key end-markets or key regional markets. As a result, market conditions varied across our markets throughout the year. Aggregates shipments declined sharply in certain markets such as North Carolina, Florida and Georgia, while shipments increased modestly in other markets such as South Carolina, Tennessee and Texas.

Our year-over-year aggregates selling price

• declined 2% in 2010

• improved 3% in 2009

• improved 7% in 2008

Since 2006, our aggregates selling price has cumulatively increased 22%. The 2010 decline in aggregates selling price was due primarily to weakness in demand in Florida and California. In Florida, demand remained relatively weak throughout the year while demand for aggregates in California exhibited some modest growth in the fourth quarter versus 2009.

AGGREGATES REVENUES AND GROSS PROFITS

AGGREGATES UNIT SHIPMENTS	AGGREGATES SELLING PRICE

Customer and internal(1) tons, in millions	Freight-adjusted average sales price per ton(2)

(1) Represents tons shipped primarily to our downstream operations (e.g., asphalt mix and ready-mixed concrete)	(2) Freight-adjusted sales price is calculated as total sales dollars (internal and external) less freight to remote distribution sites divided by total sales units (internal and external)

We continued tight management of our controllable plant operating costs to match weak demand. The $73.1 million decline in gross profits resulted primarily from the 2% decreases in both freight-adjusted selling prices and shipments, as well as a 30% increase in the unit cost of diesel fuel. Excluding the earnings effect of higher diesel fuel costs, unit cost of sales for aggregates increased modestly from 2009.

2.	CONCRETE

Our year-over-year ready-mixed concrete shipments

• declined 5% in 2010

• declined 32% in 2009

• increased 150% in 2008

The 2008 year-over-year increase in ready-mixed concrete shipments resulted from the November 2007 acquisition of Florida Rock and the resulting full year of shipments in 2008 versus only two months in 2007.

The average selling price for ready-mixed concrete declined 10% in 2010 and accounted for the year-over-year decline in this segment’s gross profit. Raw material costs were lower than 2009 and more than offset the effects of a 5% decline in shipments.

CONCRETE REVENUES AND GROSS PROFITS

3.	ASPHALT MIX

Our year-over-year asphalt mix shipments declined

• 3% in 2010

• 22% in 2009

• 9% in 2008

Asphalt mix segment earnings declined $39.7 million from 2009 due mostly to a 20% increase in the average unit cost for liquid asphalt. Higher liquid asphalt costs lowered segment earnings $27.1 million in 2010. The average selling price for asphalt mix declined 4% as selling prices for asphalt mix generally lag increasing liquid asphalt costs and were further held in check due to competitive pressures.

ASPHALT MIX REVENUES AND GROSS PROFITS

4.	CEMENT

The average unit selling price for cement decreased 17%, more than offsetting the earnings effect of a 32% increase in unit sales volumes. The increase in unit sales volumes was primarily attributable to an increase in intersegment sales.

CEMENT REVENUES AND GROSS PROFITS

SELLING, ADMINISTRATIVE AND GENERAL EXPENSES

Additional costs associated with implementing some overhead expense reductions actually increased Selling, Administrative and General (SAG) expenses for 2010. However, the benefits of these overhead reductions should be realized in 2011 and beyond. On a comparable basis, SAG costs in 2010 were $4.1 million lower than 2009. Benefits related to our project to replace legacy IT systems began to be realized in 2010, reducing project costs for the year. We expect additional benefits from this project in 2011. The 2009 decline in SAG cost was due primarily to reductions in employee-related expenses which more than offset a year-over-year increase in project costs for the replacement of legacy IT systems.

SAG includes expenses for property donations recorded at fair value, as follows: $9.2 million in 2010, $8.5 million in 2009 and $10.5 million in 2008. The gains from these donations, which are equal to the excess of the fair value over the carrying value, are included in gain on sale of property, plant & equipment in the Consolidated Statements of Earnings and Comprehensive Income in our annual report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein. Excluding the effect of these property donations, SAG expenses increased $5.2 million in 2010 and decreased $19.0 million in 2009.

Our year-over year total company employment levels declined

• 4% in 2010

• 11% in 2009

• 14% in 2008

GOODWILL IMPAIRMENT

There were no charges for goodwill impairment in 2010 and 2009. During 2008, we recorded a $252.7 million pretax goodwill impairment charge related to our Cement segment, representing the entire balance of goodwill at this reporting unit. We acquired these operations as part of the Florida Rock transaction in November 2007. For additional details regarding this impairment, see the Goodwill and Goodwill Impairment Critical Accounting Policy in our annual report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein.

GAIN ON SALE OF PROPERTY, PLANT & EQUIPMENT AND BUSINESSES, NET

The 2010 gain includes a $39.5 million pretax gain associated with the sale of non-strategic assets in rural Virginia. The 2009 gain was primarily related to sales and donations of real estate, mostly in California. Included in the 2008 gain was a $73.8 million pretax gain for quarry sites divested as a condition for approval of the Florida Rock acquisition by the Department of Justice.

INTEREST EXPENSE

Excluding capitalized interest credits, gross interest expense for 2010 was $185.2 million compared to $186.0 million in 2009 and $187.1 million in 2008.

INCOME TAXES

Our income tax provision (benefit) for continuing operations for the years ended December 31 is shown below:

	2010	2009	2008
	Dollars in millions

Earnings (loss) from continuing operations before income taxes	$(192.2)	$(19.2)	$75.1
Provision (benefit) for income taxes	(89.7)	(37.9)	71.7
Effective tax rate	46.6%	197.0%	95.5%

The $51.8 million increase in our 2010 benefit for income taxes is primarily related to the increased loss from continuing operations. The $109.6 million increase in our 2009 benefit for income taxes is primarily related to the 2009 loss from continuing operations, the nondeductible goodwill impairment charge taken in 2008 and the decrease in the state income tax provision offset in part by a decrease in the benefit for statutory depletion. A reconciliation of the federal statutory rate of 35% to our effective tax rates for 2010, 2009 and 2008 is presented in Note 9, “Income Taxes” in Item 8 “Financial Statements and Supplementary Data” in our annual report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein.

DISCONTINUED OPERATIONS

Pretax earnings (loss) from discontinued operations were

• $10.0 million in 2010

• $19.5 million in 2009

• $(4.1) million in 2008

The 2010 pretax earnings include pretax gains totaling $13.9 million related to the 5CP earn-out and a recovery from an insurer in the perchloroethylene lawsuits associated with our former Chemicals business. The 2009 pretax earnings from discontinued operations resulted primarily from settlements with two of our insurers in the aforementioned perchloroethylene lawsuits resulting in pretax gains of $23.5 million. The insurance proceeds and associated gains represent a partial recovery of legal and settlement costs recognized in prior years. The 2008 pretax losses from discontinued operations, and the remaining results from 2009 and 2010, reflect charges primarily related to general and product liability costs, including legal defense costs, and environmental remediation costs associated with our former Chemicals business. For additional information regarding discontinued operations, see Note 2 “Discontinued Operations” in Item 8 “Financial Statements and Supplementary Data” in our annual report on Form 10-K for the year ended December 31, 2010, incorporated by reference herein.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Generally Accepted Accounting Principles (GAAP) does not define “free cash flow” and “Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA).” Thus, they should not be considered as an alternative to net cash provided by operating activities or any other liquidity or earnings measure defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance and to monitor our cash and liquidity positions. The investment community often uses these metrics as indicators of a company’s ability to incur and service debt. We use free cash flow, EBITDA and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources. Reconciliations of these metrics to their nearest GAAP measures are presented below:

FREE CASH FLOW

Free cash flow deducts purchases of property, plant & equipment from net cash provided by operating activities.

	2010	2009	2008
	In millions

Net cash provided by operating activities	$202.7	$453.0	$435.2
Purchases of property, plant & equipment	(86.3)	(109.7)	(353.2)

Free cash flow	$116.4	$343.3	$82.0

EBITDA AND ADJUSTED EBITDA

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization. We adjusted EBITDA in 2008 to exclude the noncash charge for goodwill impairment.

	2010	2009	2008
	In millions

Net cash provided by operating activities	$202.7	$453.0	$435.2
Changes in operating assets and liabilities before initial effects of business acquisitions and dispositions	(20.0)	(90.3)	85.2
Other net operating items (providing) using cash	102.9	62.2	(130.4)
(Earnings) loss on discontinued operations, net of taxes	(6.0)	(11.7)	2.4
Provision (benefit) for income taxes	(89.7)	(37.8)	71.7
Interest expense, net	180.7	173.0	169.7

EBITDA	$370.6	$548.4	$633.8

Goodwill impairment	0.0	0.0	252.7

Adjusted EBITDA	$370.6	$548.4	$886.5

	2010	2009	2008
	In millions

Net earnings (loss)	$(96.5)	$30.3	$0.9
Provision (benefit) for income taxes	(89.7)	(37.8)	71.7
Interest expense, net	180.7	173.0	169.7
(Earnings) loss on discontinued operations, net of taxes	(6.0)	(11.7)	2.4
Depreciation, depletion, accretion and
amortization	382.1	394.6	389.1

EBITDA	$370.6	$548.4	$633.8

Goodwill impairment	0.0	0.0	252.7

Adjusted EBITDA	$370.6	$548.4	$886.5

BUSINESS

SUMMARY

We are a New Jersey corporation and the nation’s largest producer of construction aggregates: primarily crushed stone, sand, and gravel. We have 319 aggregates facilities. We also are a major producer of asphalt mix and ready-mixed concrete as well as a leading producer of cement in Florida.

STRATEGY FOR EXISTING AND NEW MARKETS

•	Our reserves are strategically located throughout the United States in high growth areas that will require large amounts of aggregates to meet construction demand. Vulcan-served states are estimated to have 78% of the total growth in the U.S. population and 75% of the growth in U.S. household formations to 2020. Our top ten revenue producing states in 2010 were California, Virginia, Florida, Texas, Tennessee, Georgia, Illinois, North Carolina, Alabama and South Carolina.

U.S. DEMOGRAPHIC GROWTH 2010 — 2020 BY STATE

	Population		Households		Employment
		Share of		Share of		Share of
Rank	State	Growth	State	Growth	State	Growth

1	Texas	15%	Florida	13%	Texas	14%
2	California	14%	Texas	13%	Florida	11%
3	Florida	13%	California	12%	California	9%
4	Georgia	7%	Arizona	6%	New York	5%
5	Arizona	6%	Georgia	6%	Georgia	5%
6	North Carolina	6%	North Carolina	5%	North Carolina	4%
7	Nevada	3%	Washington	3%	Arizona	4%
8	Virginia	3%	Virginia	3%	Virginia	3%
9	Washington	2%	Colorado	2%	Pennsylvania	3%
10	Colorado	2%	Nevada	2%	Washington	3%

Top 10 Subtotal		71%		65%		61%

Vulcan-served States		78%		75%		69%

Note: Vulcan-served states shown in bolded, blue text.
Source: Moody’s Analytics

•	We have pursued a strategy of increasing our presence in metropolitan areas that are expected to grow most rapidly.

•	We typically operate in locations close to our local markets because the cost of trucking materials long distances is prohibitive. Approximately 80% of our total aggregates shipments are delivered exclusively by truck, and another 13% are delivered by truck after reaching a sales yard by rail or water.

MAJOR ACQUISITIONS

Date	Acquisition	Materials	States

1999	CalMat Co.	Aggregates	Arizona
		Asphalt Mix	California
		Ready-mixed concrete	New Mexico

2000	Tarmac Companies	Aggregates	Maryland
North Carolina
Pennsylvania
South Carolina
Virginia

2007	Florida Rock	Aggregates	Alabama
	Industries, Inc.	Ready-mixed concrete	Florida
		Cement	Georgia
Maryland
Virginia
Washington, DC

•	Since becoming a public company in 1956, Vulcan has principally grown by mergers and acquisitions. In the last 20 years we have acquired over 276 aggregates operations, including many small bolt-on operations and several large acquisitions.

COMPETITORS

We operate in an industry that is very fragmented with a large number of small, privately-held companies. We estimate that the ten largest aggregates producers account for approximately 30% to 35% of the total U.S. aggregates production. Despite being the industry leader, Vulcan’s total U.S. market share is less than 10%. Other publicly traded companies among the ten largest U.S. aggregates producers include the following:

•	Cemex S.A.B. de C.V.

•	CRH, plc

•	Heidelberg Cement AG

•	Holcim, Ltd.

•	Lafarge SA

•	Martin Marietta Materials, Inc.

•	MDU Resources Group, Inc.

Because the U.S. aggregates industry is highly fragmented, with approximately 5,000 companies managing more than 9,000 operations, many opportunities for consolidation exist. Therefore, companies in the industry tend to grow by entering new markets or enhancing their market positions by acquiring existing facilities.

BUSINESS STRATEGY

Vulcan provides the basic materials for the infrastructure needed to expand the U.S. economy. Our strategy is based on our strength in aggregates. Aggregates are used in all types of construction and in the production of asphalt mix and ready-mixed concrete. Our materials are used to build the roads, tunnels, bridges, railroads and airports that connect us, and to build the hospitals, churches, shopping centers, and factories that are essential to our lives and the economy. The following graphs illustrate the relationship of our four operating segments to sales.

AGGREGATES-LED VALUE CREATION — 2010 NET SALES

*	Represents sales to external customers of our aggregates and our downstream products that use our aggregates

Our business strategies include: 1) aggregates focus, 2) coast-to-coast footprint, 3) profitable growth, and 4) effective land management.

1.	AGGREGATES FOCUS

Aggregates are used in virtually all types of public and private construction projects and practically no substitutes for quality aggregates exist. Our focus on aggregates allows us to

•	BUILD AND HOLD SUBSTANTIAL RESERVES: The location of our reserves is critical to our long-term success because of barriers to entry created in some markets by zoning and permitting regulations and high transportation costs. Our reserves are strategically located throughout the United States in high-growth areas that will require large amounts of aggregates to meet future construction demand. Aggregates operations have flexible production capabilities and require no raw material other than our owned or leased aggregates reserves. Our downstream businesses (asphalt mix and concrete) predominantly use Vulcan-produced aggregates.

•	TAKE ADVANTAGE OF BEING THE LARGEST PRODUCER: Each aggregates operation is unique because of its location within a local market with particular geological characteristics. Every operation, however, uses a similar group of assets to produce saleable aggregates and provide customer service. Vulcan is the largest aggregates company in the U.S., whether measured by production or by revenues. Our 319 aggregates facilities provide opportunities to standardize and procure equipment (fixed and mobile), parts, supplies and services in the most efficient and cost-effective manner possible both regionally and nationally. Additionally, we are able to share best practices across the organization and leverage our size for administrative support, customer service, accounts receivable and accounts payable, technical support and engineering.

•	GENERATE STRONG CASH EARNINGS PER TON, EVEN IN A RECESSION: Our knowledgeable and experienced workforce and our flexible production capabilities have allowed us to manage costs aggressively during the current recession. As a result, our cash earnings for each ton of aggregates sold in 2010 was 26% higher than at the peak of demand in 2005.

2.	COAST-TO-COAST FOOTPRINT

Demand for construction aggregates positively correlates with changes in population growth, household formation and employment. We have pursued a strategy to increase our presence in metropolitan areas that are expected to grow the most rapidly.

Source: Moody’s Analytics

Our top ten revenue-producing states are predicted to have 71% of the total growth in the U.S. population between now and 2020. Vulcan-served states are predicted to have 78% of the total growth in the U.S. population between now and 2020. Therefore, we have located reserves in those markets expected to have the greatest growth in population. Additionally, many of these reserves are located in areas where zoning and permitting laws have made opening new quarries increasingly difficult. Our diversified geographic locations help insulate Vulcan from variations in regional weather and economies.

3.	PROFITABLE GROWTH

Our growth is a result of acquisitions, cost management and investment activities.

•	STRATEGIC ACQUISITIONS: Since becoming a public company in 1956, Vulcan has principally grown by mergers and acquisitions. For example, in 1999 we acquired CalMat Co., thereby expanding our aggregates operations into California, Arizona, and New Mexico and making us one of the nation’s leading producers of asphalt mix and ready-mixed concrete.

In 2007, we acquired Florida Rock Industries, Inc., the largest acquisition in our history. This acquisition

•	expanded our aggregates business in Florida and other southeastern and mid-Atlantic states

•	added an extensive ready-mixed concrete business in Florida, Maryland, Virginia and Washington D.C.

•	added cement manufacturing and distribution facilities in Florida

In addition to these large acquisitions, we have completed many smaller acquisitions that have contributed significantly to our growth.

•	TIGHTLY MANAGED COSTS: In a business where our aggregates sell, on average, for $10.00 per ton, we are accustomed to rigorous cost management throughout economic cycles. Small savings per ton add up to significant cost reductions. We are able to reduce or expand production and adjust employment levels to meet changing market demands without jeopardizing our ability to take advantage of future increased demand.

•	REINVESTMENT OPPORTUNITIES WITH HIGH RETURNS: In the next decade, Moody’s Analytics projects that 78% of the U.S. population growth will occur in Vulcan-served states. The close proximity of our production facilities and our aggregates reserves to this projected population growth creates many opportunities to invest capital in high-return projects — projects that will add reserves, increase production capacity and improve costs.

4.	EFFECTIVE LAND MANAGEMENT

At Vulcan we believe that effective land management is both a business strategy and a social responsibility and that it contributes to our success. Good stewardship requires the careful use of existing resources as well as long-term planning because mining, ultimately, is an interim use of the land. Therefore, we strive to achieve a balance between the value we create through our mining activities and the value we create through effective post-mining land management. We continue to expand our thinking and focus our actions on wise decisions regarding the life cycle management of the land we currently hold and will hold in the future.

PRODUCT LINES

We have four reporting segments organized around our principal product lines

•	aggregates

•	concrete

•	asphalt mix

•	cement

1.	AGGREGATES

A number of factors affect the U.S. aggregates industry and our business including markets, reserves and demand cycles.

•	LOCAL MARKETS: Aggregates have a high weight-to-value ratio and, in most cases, must be produced near where they are used; if not, transportation can cost more than the materials. Exceptions to this typical market structure include areas along the U.S. Gulf Coast and the Eastern Seaboard where there are limited supplies of locally available high quality aggregates. We serve these markets from inland quarries — shipping by barge and rail — and from our quarry on Mexico’s Yucatan Peninsula. We transport aggregates from Mexico to the U.S. principally on our three Panamax-class, self-unloading ships.

•	DIVERSE MARKETS: Large quantities of aggregates are used in virtually all types of public- and private-sector construction projects such as highways, airports, water and sewer systems, industrial manufacturing facilities, residential and nonresidential buildings. Aggregates also are used widely as railroad track ballast.

•	LOCATION AND QUALITY OF RESERVES: Vulcan currently has 14.7 billion tons of permitted and proven or probable aggregates reserves. The bulk of these reserves are located in areas where we expect greater than average rates of growth in population, jobs and households, which require new infrastructure, roads, housing, offices, schools and other development. Such growth requires aggregates for construction. Zoning and permitting regulations in some markets have made it increasingly difficult for the aggregates industry to expand existing quarries or to develop new quarries. These restrictions could curtail expansion in certain areas, but they also could increase the value of our reserves at existing locations.

•	DEMAND CYCLES: Long-term growth in demand for aggregates is largely driven by growth in population, jobs and households. While short- and medium-term demand for aggregates fluctuates with economic cycles, declines have historically been followed by strong recoveries, with each peak establishing a new historical high. In comparison to all other recent demand cycles, the current downturn has been unusually steep and long, making it difficult to predict the timing or strength of future recovery.

Highway construction is the most aggregates-intensive form of construction and residential construction is the least intensive (see table below). A dollar spent for highway construction is estimated to consume seven times the quantity of aggregates consumed by a dollar spent for residential construction. Other non-highway infrastructure markets like airports, sewer and waste disposal, or water supply plants and utilities also require large quantities of aggregates in their foundations and structures. These types of infrastructure-related construction can be four times more aggregates-intensive than residential construction. Generally, nonresidential buildings require two to three times as much aggregates per dollar of spending as a new home with most of the aggregates used in the foundations, building structure and parking lots.

U.S. AGGREGATES DEMAND BY END-MARKET

Source: internal estimates

In addition, the following factors influence the aggregates market:

•	HIGHLY FRAGMENTED INDUSTRY: The U.S. aggregates industry is composed of approximately 5,000 companies that manage more than 9,000 operations. This fragmented structure provides many opportunities for consolidation. Companies in the industry commonly enter new markets or expand positions in existing markets through the acquisition of existing facilities.

•	RELATIVELY STABLE DEMAND FROM THE PUBLIC SECTOR: Publicly funded construction activity has historically been more stable than privately funded construction. Public construction also has been less cyclical than private construction and requires more aggregates per dollar of construction spending. Private construction (primarily residential and nonresidential buildings) is typically more affected by general economic cycles than public construction. Publicly funded projects (particularly highways, roads and bridges) tend to receive more consistent levels of funding throughout economic cycles.

•	LIMITED PRODUCT SUBSTITUTION: With few exceptions, there are no practical substitutes for quality aggregates. In urban locations, recycled concrete has limited applications as a lower-cost alternative to virgin aggregates. However, many types of construction projects cannot be served by recycled concrete but require the use of virgin aggregates to meet specifications and performance-based criteria for durability, strength and other qualities.

•	WIDELY USED IN DOWNSTREAM PRODUCTS: In the production process, aggregates are processed for specific applications or uses. Two products that use aggregates are asphalt mix and ready-mixed concrete. By weight, aggregates comprise approximately 95% of asphalt mix and 78% of ready-mixed concrete.

•	FLEXIBLE PRODUCTION CAPABILITIES: The production of aggregates is a mechanical process in which stone is crushed and, through a series of screens, separated into various sizes depending on how it will be used. Aggregates plants do not require high start-up costs and typically have lower fixed costs than continuous process manufacturing operations. Production capacity can be flexible by adjusting operating hours to meet changing market demand. For example, we reduced production during 2009 and 2010 in response to the economic downturn but retain the capacity to quickly increase production as economic conditions and demand improve.

•	NO RAW MATERIAL INPUTS: Unlike typical industrial manufacturing industries, the aggregates industry does not require the input of raw material beyond owned or leased aggregates reserves. Stone, sand and gravel are naturally occurring resources. However, production does require the use of explosives, hydrocarbon fuels and electric power.

OUR MARKETS

We focus on the U.S. markets with the greatest expected population growth and where construction is expected to expand. Because transportation is a significant part of the delivered cost of aggregates, our facilities are typically located in the markets they serve or with access to economical transportation to their markets. We serve both the public and the private sectors.

PUBLIC SECTOR

Public sector construction includes spending by federal, state, and local governments for highways, bridges and airports as well as other infrastructure construction for sewer and waste disposal systems, water supply systems, dams, reservoirs and other public construction projects. Construction for power plants and other utilities is funded from both public and private sources. In 2010, publicly funded construction accounted for 55% of our total aggregates shipments.

PUBLIC SECTOR FUNDING:  Generally, public sector construction spending is more stable than private sector construction because public sector spending is less sensitive to interest rates and has historically been supported by multi-year legislation and programs. For example, the federal transportation bill is a principal source of federal funding for public infrastructure and transportation projects. For over two decades, projects have been funded through a series of multi-year bills. The long-term aspect of these bills is critical because it provides state departments of transportation with the ability to plan and execute long-term and complex highway projects. Federal highway spending is governed by multi-year authorization bills and annual budget appropriations using funds largely from the Federal Highway Trust Fund. This trust receives funding from taxes on gasoline and other levies. The level of state spending on infrastructure varies across the United States and depends on individual state needs and economies. In 2010, approximately 30% of our aggregates sales by volume were used in highway construction projects.

CHANGES IN MULTI-YEAR FUNDING:  The most recent federal transportation bill, known as SAFETEA-LU, expired on September 30, 2009. Congress has yet to pass a replacement bill. As a result, funds for highway construction are being provided by a series of authorized extensions with appropriations at fiscal year 2010 levels. This uncertainty in funding may lead some states to defer large multi-year projects until such time as there is greater certainty of funding.

NEED FOR PUBLIC INFRASTRUCTURE:  A significant need exists for additional and ongoing investments in the nation’s infrastructure. In 2009, a report by the American Society of Civil Engineers (ASCE) gave our nation’s infrastructure an overall grade of “D” and estimated that an investment of $2.2 trillion over a five-year period is needed for improvements. While the needs are clear, the source of funding for infrastructure improvements is not. In its report, the ASCE suggests that all levels of government, owners and users need to renew their commitment to infrastructure investments in all categories and that all available financing options should be explored and debated.

FEDERAL STIMULUS IMPACT:  The American Recovery and Reinvestment Act of 2009 (the Stimulus or ARRA) was signed into law on February 17, 2009 to create jobs and restore economic growth through, among other things, the modernization of America’s infrastructure and improving its energy resources. Included in the $787 billion of economic stimulus funding is $50 to $60 billion of heavy construction, including $27.5 billion for highways and bridges. This federal funding for highways and bridges, unlike typical federal funding programs for infrastructure, does not require states to provide matching funds. The nature of the projects that are being funded by ARRA generally will require considerable quantities of aggregates.

Publicly-funded construction activity increased in 2010 due mostly to the Stimulus. According to the Federal Highway Administration, approximately $7.1 billion or 43% of the total Stimulus funds apportioned for highways and bridges in Vulcan-served states remains to be spent. The pace of obligating, bidding, awarding and starting stimulus-related highway construction projects has varied widely across states. These state-by-state differences in awarding projects and spending patterns are due, in part, to the types of planned projects and to the proportion sub-allocated to metropolitan planning organizations where project planning and execution can be more complicated and time consuming.

Despite the failure of Congress to pass a fully-funded extension of SAFETEA-LU (the previous highway authorization that expired on September 30, 2009), total contract awards for federal, state and local highways in 2010 increased 2% from 2009. Moreover, contract awards for public highway projects in Vulcan-served states increased 5% from the prior year versus a 2% decline in other states. We are encouraged by the increased award activity and are optimistic that stimulus-related highway projects in Vulcan-served states will increase demand for our products in 2011.

PRIVATE SECTOR

The private sector market includes both nonresidential buildings and residential construction and is more cyclical than public construction. In 2010, privately-funded construction accounted for 45% of our total aggregates shipments.

NONRESIDENTIAL CONSTRUCTION:  Private nonresidential construction includes a wide array of types of projects. Such projects generally are more aggregates intensive than residential construction, but less aggregates intensive than public construction. Overall demand in private nonresidential construction is generally driven by job growth, vacancy rates, private infrastructure needs and demographic trends. The growth of the private workforce creates demand for offices, hotels and restaurants. Likewise, population growth generates demand for stores, shopping centers, warehouses and parking decks as well as hospitals, churches and entertainment facilities. Large industrial projects, such as a new manufacturing facility, can increase the need for other manufacturing plants to supply parts and assemblies. Construction activity in this end market is influenced by a firm’s ability to finance a project and the cost of such financing.

Consistent with past cycles of private sector construction, private nonresidential construction remained strong after residential construction peaked in 2006. However, in late 2007, contract awards for nonresidential buildings peaked. In 2008, contract awards in the U.S. declined 24% from the prior year and in 2009 fell sharply, declining 56% from 2008 levels. Contract awards for stores and office buildings were the weakest categories of nonresidential construction in 2009, declining more than 60% from the prior year. Employment growth, more attractive lending standards and general recovery in the economy will help drive growth in construction activity in this end market.

RESIDENTIAL CONSTRUCTION:  The majority of residential construction is for single-family houses with the remainder consisting of multi-family construction (i.e., two family houses, apartment buildings and condominiums). Public housing comprises only a small portion of the housing demand. Household formations in Vulcan’s markets have grown faster than the U.S. as a whole in the last 10 years. During that time, household growth was 12% in our markets compared to 6% in the remainder of the U.S. Construction activity in this end market is influenced by the cost and availability of mortgage financing. Demand for our products generally occurs early in the infrastructure phase of residential construction and later as part of driveways or parking lots.

U.S. housing starts, as measured by McGraw-Hill data, peaked in early 2006 at over 2 million units annually. By the end of 2009, total housing starts had declined to less than 600,000 units, well below prior historical lows of approximately 1 million units annually. However, in the summer of 2009, single-family housing starts began to stabilize as evidenced by the graph below. By the end of 2010, single-family starts exhibited some modest growth, breaking almost four consecutive years of decline.

PRIVATE CONSTRUCTION ACTIVITY COMPARISON
(Trailing Twelve Months Ending Dec. 2004 =100)

Source: McGraw-Hill

In 2010, total U.S. housing starts increased 4% from the prior year. While these results don’t necessarily indicate a sustained recovery in residential construction, the modest improvement in construction activity is encouraging. Lower home prices, attractive mortgage interest rates and fewer existing homes for sale provide some optimism for housing construction in 2011 and beyond.

ADDITIONAL AGGREGATES PRODUCTS AND MARKETS

We sell ballast to railroads for construction and maintenance of railroad track. We also sell riprap and jetty stone for erosion control along waterways. In addition, stone can be used as a feedstock for cement and lime plants and for making a variety of adhesives, fillers and extenders. Coal-burning power plants use limestone in scrubbers to reduce harmful emissions. Limestone that is crushed to a fine powder can be sold as agricultural lime.

OUR COMPETITIVE ADVANTAGE

We are the largest producer of construction aggregates in the United States. The aggregates market is highly fragmented with many small, independent producers. Therefore, depending on the market, we may compete with large national or regional firms as well as relatively small local producers. Since construction aggregates are expensive to transport relative to their value, markets generally are local in nature. Thus, the cost to deliver product to the location where it is used is an important competitive factor.

We serve metropolitan areas that demographers expect will experience the largest absolute growth in population in the future. A market often consists of a single metropolitan area or one or more counties where transportation from the producing location to the customer is by truck only. Approximately 80% of our total aggregates shipments are delivered exclusively by truck, and another 13% are delivered by truck after reaching a sales yard. Sales yards and other distribution facilities located on waterways and rail lines allow us to reach markets that do not have locally available sources of aggregates.

Zoning and permitting regulations in some markets have made it increasingly difficult to expand existing quarries or to develop new quarries. However, such regulations, while potentially curtailing expansion in certain areas, could also increase the value of our reserves at existing locations.

We sell a relatively small amount of construction aggregates outside of the United States, principally in the areas surrounding our large quarry on the Yucatan Peninsula in Mexico. Nondomestic sales and long-lived assets outside the United States are reported in Note 15 to the consolidated financial statements in Item 8 “Financial Statements and Supplementary Data in our annual report of Form 10-K for the year ended December 31, 2010, incorporated by ref herein.”

2.	CONCRETE

We produce and sell ready-mixed concrete in Arizona, California, Florida, Georgia, Maryland, New Mexico, Texas and Virginia. Additionally, we produce and sell, in a limited number of these markets, other concrete products such as block and pre-cast beams. We also resell purchased building materials for use with ready-mixed concrete and concrete block.

This segment relies on our reserves of aggregates, functioning essentially as a customer to our aggregates operations. Aggregates are a major component in ready-mixed concrete, comprising approximately 78% by weight of this product. We meet the aggregates requirements of our Concrete segment almost wholly through our Aggregates segment. These product transfers are made at local market prices for the particular grade and quality of material required.

We serve our Concrete segment customers from our local production facilities or by truck. Because ready-mixed concrete hardens rapidly, delivery typically is within close proximity to the producing facility.

Ready-mixed concrete production also requires cement. In the Florida market, cement requirements for ready-mixed concrete production are supplied substantially by our Cement segment. In other markets, we purchase cement from third-party suppliers. We do not anticipate any material difficulties in obtaining the raw materials necessary for this segment to operate.

3.	ASPHALT MIX

We produce and sell asphalt mix in Arizona, California, New Mexico and Texas. This segment relies on our reserves of aggregates, functioning essentially as a customer to our aggregates operations. Aggregates are a major component in asphalt mix, comprising approximately 95% by weight of this product. We meet the aggregates requirements for our Asphalt mix segment almost wholly through our Aggregates segment. These product transfers are made at local market prices for the particular grade and quality of material required.

Because asphalt mix hardens rapidly, delivery typically is within close proximity to the producing facility. The asphalt production process requires liquid asphalt, which we purchase entirely from third-party producers. We serve our Asphalt mix segment customers from our local production facilities or by truck.

4.	CEMENT

Our Newberry, Florida cement plant produces Portland and masonry cement that we sell in both bulk and bags to the concrete products industry. Our Tampa, Florida facility can import and export cement and slag. Some of the imported cement is resold, and the balance of the cement is blended, bagged, or reprocessed into specialty cements that we then sell. The slag is ground and sold in blended or unblended form. Our Port Manatee, Florida facility can import cement clinker that is ground into bulk cement and sold. Our Brooksville, Florida plant produces calcium products for the animal feed, paint, plastics and joint compound industries.

The Cement segment’s largest single customer is our own ready-mixed concrete operations within the Concrete segment.

During 2010, we began operating the newly expanded Newberry cement facility. This plant is supplied by limestone mined at the facility. These limestone reserves total 192.7 million tons.

Our Brooksville, Florida calcium facility is supplied with high quality calcium carbonate material mined at the Brooksville quarry. The calcium carbonate reserves at this quarry total 6.3 million tons.

OTHER BUSINESS RELATED ITEMS

SEASONALITY AND CYCLICAL NATURE OF OUR BUSINESS

Almost all our products are produced and consumed outdoors. Seasonal changes and other weather-related conditions can affect the production and sales volumes of our products. Therefore, the financial results for any quarter do not necessarily indicate the results expected for the year. Normally, the highest sales and earnings are in the third quarter and the lowest are in the first quarter. Furthermore, our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending, primarily in the private sector. The levels of construction spending are affected by changing interest rates and demographic and population fluctuations.

CUSTOMERS

We maintain a very broad and diverse customer base, with no significant customer concentration, as made evident by our top five customers in 2010 having accounted for only 4.3% of our total revenue and by no single customer having accounted for more than 1.3% of our total revenue. Our products typically are sold to private industry and not directly to governmental entities. Although approximately 45% to 55% of our aggregates shipments have historically been used in publicly funded construction, such as highways, airports and government buildings, relatively insignificant sales are made directly to federal, state, county or municipal governments/agencies. Therefore, although reductions in state and federal funding can curtail publicly funded construction, our business is not directly subject to renegotiation of profits or termination of contracts with state or federal governments.

RESEARCH AND DEVELOPMENT COSTS

We conduct research and development and technical service activities at our Technical Service Center in Birmingham, Alabama. In general, these efforts are directed toward new and more efficient uses of our products and support customers in pursuing the most efficient use of our products. We spent $1.6 million in 2010 and $1.5 million in both 2009 and 2008 on research and development activities.

ENVIRONMENTAL COSTS AND GOVERNMENTAL REGULATION

Our operations are subject to federal, state and local laws and regulations relating to the environment and to health and safety, including regulation of noise, water discharge, air quality, dust control, zoning and permitting. We estimate that capital expenditures for environmental control facilities in 2011 and 2012 will be approximately $8.4 million and $10.5 million, respectively.

Frequently, we are required by state and local regulations or contractual obligations to reclaim our former mining sites. These reclamation liabilities are recorded in our financial statements as a liability at the time the obligation arises. The fair value of such obligations is capitalized and depreciated over the estimated useful life of the owned or leased site. The liability is accreted through charges to operating expenses. To determine the fair value, we estimate the cost for a third party to perform the legally required reclamation, which is adjusted for inflation and risk and includes a reasonable profit margin. All reclamation obligations are reviewed at least annually. Reclaimed quarries often have potential for use in commercial or residential development or as reservoirs or landfills. However, no projected cash flows from these anticipated uses have been considered to offset or reduce the estimated reclamation liability.

For additional information regarding reclamation obligations (referred to in our financial statements as asset retirement obligations), see our most recent annual report on Form 10-K incorporated by reference herein.

PATENTS AND TRADEMARKS

We do not own or have a license or other rights under any patents, trademarks or trade names that are material to any of our reporting segments.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the 2016 notes and the 2021 notes (together, the “notes”) offered in this prospectus supplement supplements the description of the general terms and provisions of the debt securities set forth under “Description of Debt Securities” in the accompanying prospectus. We refer you to the accompanying prospectus for that description. If this description differs in any way from the general description of the debt securities in the accompanying prospectus, then you should rely on this description. In this summary, “Vulcan,” the “company,” “we,” “our,” or “us” means Vulcan Materials Company only, unless we indicate otherwise or the context requires otherwise.

General

We will issue the notes under the Senior Debt Indenture, dated as of December 11, 2007, as supplemented by the Fourth Supplemental Indenture, to be dated as of June 14, 2011 (together, the “Indenture”), between us and Wilmington Trust Company, as Trustee. The summaries of certain provisions of the Indenture described below are not complete and are qualified in their entirety by reference to all the provisions of the Indenture. If we refer to particular sections or capitalized defined terms of the Indenture, those sections or defined terms are incorporated by reference into the accompanying prospectus or this prospectus supplement. The Senior Debt Indenture was filed as Exhibit 4.1 to our Current Report on Form 8-K filed on December 11, 2007. We will file the Fourth Supplemental Indenture by means of a Current Report on Form 8-K.

We are a holding company that conducts our operations through our operating subsidiaries. Accordingly, our cash flow and consequent ability to pay principal and interest on the notes depends, in part, on our ability to obtain dividends or loans from our operating subsidiaries, which may be subject to contractual restrictions, as well as applicable law.

The notes will be our general unsecured obligations and will rank equally with all of our other current and future unsecured and unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes are not guaranteed by any of our subsidiaries. The notes will be effectively subordinated to all of our secured debt (as to the collateral pledged to secure that debt) and to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2011, we and our subsidiaries had approximately $2.7 billion of total unsecured debt, approximately $41.6 million of which was debt of our subsidiaries, and approximately $52 thousand of secured debt.

The covenants in the Indenture will not necessarily afford the holders of the notes protection in the event of a decline in our credit quality resulting from highly leveraged or other transactions involving us.

We may issue separate series of debt securities under the Indenture from time to time without limitation on the aggregate principal amount. Under Section 301 of the Indenture, we may specify a maximum aggregate principal amount for the debt securities of any series.

We do not intend to apply to list the notes on any securities exchange or to have the notes quoted on any automated quotation system.

The 2016 notes and the 2021 notes are each a separate series of debt securities under the Indenture.

The 2016 notes will be issued in an aggregate principal amount of $500,000,000 and will bear interest at 6.5% per annum from June 14, 2011 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on each June 1 and December 1, commencing on December 1, 2011, to the registered holders of the 2016 notes on the close of business on the immediately preceding May 15 and November 15, respectively, whether or not such date is a business day. The 2016 notes will mature on December 1, 2016.

The 2021 notes will be issued in an aggregate principal amount of $600,000,000 and will bear interest at 7.5% per annum from June 14, 2011 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on each June 15 and December 15, commencing on December 15, 2011, to the registered holders of the 2021 notes on the close of business on the immediately preceding June 1 and December 1, respectively, whether or not such date is a business day. The 2021 notes will mature on June 15, 2021.

Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date for the notes falls on a date that is not a business day, the interest payment shall be postponed to the next succeeding business day, and no interest on such payment shall accrue for the period from and after such interest payment date.

Interest on the notes will accrue from June 14, 2011 and must be paid by the purchasers if the notes are delivered after June 14, 2011.

The notes will be issued only in denominations of $2,000 and $1,000 multiples above that amount.

We may, without the consent of the holders of the notes of any of the series, issue additional notes of any such series and thereby increase the principal amount of the notes of that series in the future, on the same terms and conditions and with the same CUSIP number as the notes of such series offered in this prospectus supplement.

From time to time, in our sole discretion, depending upon market, pricing and other conditions, as well as on our cash balances and liquidity, we or our affiliates may seek to repurchase a portion of the notes. Any such future purchases may be made in the open market, privately-negotiated transactions, tender offers or otherwise, in each case in our sole discretion.

No Sinking Fund

The notes will not be entitled to the benefit of a sinking fund.

Optional Redemption

Each series of notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on the notes of that series discounted to the redemption date semiannually (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 50 basis points, and plus in each case, any accrued and unpaid interest on the notes being redeemed to the date of redemption but interest installments whose stated maturity is on or prior to the date of redemption will be payable to the holders of such notes of record at the close of business on the relevant record dates for the notes. The Independent Investment Banker (as defined below) will calculate the redemption price.

“Treasury Rate” means, with respect to the notes of each series on any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below) for that series, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes of the series to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the remaining term of those notes.

“Comparable Treasury Price” means, with respect to the notes of each series on any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue for that series (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee as directed by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and the notes of any series on any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for that series (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall replace that former dealer with another Primary Treasury Dealer.

We will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the notes to be redeemed.

Unless we default in payment of the redemption price and accrued interest, if any, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems fair and appropriate. No notes of a principal amount of $2,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note.

We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Change of Control Repurchase Event

If a change of control repurchase event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above or have defeased the notes as described below, we will be required to make an irrevocable offer to each holder of notes to repurchase all or any part (equal to or in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase. Within 30 days following a change of control repurchase event or, at our option, prior to a change of control (as defined below), but in either case, after the public announcement of the change of control, we will mail, or shall cause to be mailed, a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event, offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, disclosing that any note not tendered for repurchase will continue to accrue interest, and specifying the procedures for tendering notes. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on a change of control repurchase event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control repurchase event. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the repurchase date following a change of control repurchase event, we will, to the extent lawful:

(i) accept for payment all notes or portions of notes properly tendered pursuant to our offer;

(ii) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(iii) deliver or cause to be delivered to the Trustee the notes properly accepted, together with an Officers’ Certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly distribute to each holder of notes properly tendered the purchase price for the notes deposited with them by us, we will execute, and the authenticating agent will promptly authenticate and deliver (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered provided that each new note will be in a principal amount of an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a change of control repurchase event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the change of control payment date (as defined in the Indenture) an event of default under the Indenture, other than a default in the payment of the purchase price upon a change of control repurchase event.

The definition of change of control (as well as the covenant regarding our ability to enter into consolidations, mergers and sales of assets) includes the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets, taken as a whole with our subsidiaries. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, transfer, conveyance or other disposition of less than all of the properties or assets of us and our subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“below investment grade ratings event” means that on any day commencing 60 days prior to the first public announcement by us of any change of control (or pending change of control) and ending 60 days following consummation of such change of control (which period will be extended following consummation of a change of control for up to an additional 60 days for so long as either of the rating agencies has publicly announced that it is considering a possible ratings change), the notes are downgraded to a rating that is below investment grade (as defined below) by each of the rating agencies (regardless of whether the rating prior to such downgrade was investment grade or below investment grade).

“change of control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than us or one of our subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our voting stock (as defined below) or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to one or more “persons” (as defined in the Indenture) (other than us or one of our subsidiaries); or (3) the first day on which a majority of the members of our Board of Directors is composed of members who are not continuing directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (1) we become a direct or indirect wholly-owned subsidiary of a holding company and (2)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company.

“change of control repurchase event” means the occurrence of both a change of control and a below investment grade ratings event.

“continuing directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date the notes were issued or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc.

“rating agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by us (and certified by a resolution of our Board of Directors) as a replacement agency for the agency that ceased such rating or failed to make it publicly available.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“voting stock” of any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The change of control repurchase event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control repurchase event under the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the notes.

We may not have sufficient funds to repurchase all the notes upon a change of control repurchase event.

Securities Filings

Notwithstanding that we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or are otherwise required to report on an annual and quarterly basis on forms provided for in those annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, so long as the notes are outstanding (unless defeased in a legal defeasance), the Company will (a) file with the SEC (unless the SEC will not accept such filing), and (b) make available to the Trustee and, upon written request, the registered holders of the Notes, without cost to any holder, from the date that the notes are issued:

(1) within the time periods specified by the Exchange Act (including all applicable extension periods), an annual report on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); and

(2) within the time periods specified by the Exchange Act (including all applicable extension periods), a quarterly report on Form 10-Q (or any successor or comparable form).

In the event that we are not permitted to file those reports with the SEC pursuant to the Exchange Act, we will nevertheless make available such Exchange Act reports to the Trustee and the holders of the notes as if we were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified by the Exchange Act (including all applicable extension periods), which requirement may be satisfied by posting those reports on our website within the time periods specified above.

Notwithstanding the foregoing, the availability of the reports referred to in paragraphs (1) through (3) above on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (or any successor system, including the SEC’s Interactive Data Electronic Application system) and our website within the time periods specified above will be deemed to satisfy the above delivery obligation.

Covenants

The notes are subject to the restrictive covenants described under the section entitled “Description of Debt Securities — Covenants” in the accompanying prospectus.

Consolidation, Merger and Sale of Assets

The notes are subject to some limitations on our ability to enter into some consolidations, mergers or transfers of substantially all of our assets as described under the section entitled “Description of Debt Securities — Consolidation, Merger and Sale of Assets” in the accompanying prospectus.

Events of Default

The notes are subject to the events of default described under the section entitled “Description of Debt Securities — Events of Default” in the accompanying prospectus.

Modification and Waiver

The notes are subject to provisions allowing, under some conditions, the modification or amendment of the Indenture or waiving our compliance with some provisions of the Indenture, as described under the section entitled “Description of Debt Securities — Modification and Waiver” in the accompanying prospectus.

Defeasance and Discharge Provisions

The notes are subject to defeasance and discharge of debt or to defeasance of some restrictive and other covenants as described under the section entitled “Description of Debt Securities — Defeasance” in the accompanying prospectus. We may also defease our obligation to repurchase all of the notes upon a change of control repurchase event under the circumstances described under the section “Description of Debt Securities — Defeasance” in the accompanying prospectus.

Book-Entry System

One or more global securities deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”), will represent the notes of each series. The global securities representing the notes will be registered in the name of a nominee of DTC. Except under the circumstances described in the accompanying prospectus under “Description of Debt Securities — Global Securities,” we will not issue the notes in definitive form.

You can find a more detailed description of DTC’s procedures for the global securities in the accompanying prospectus under “Description of Debt Securities — Global Securities.” DTC has confirmed to us and the underwriters and the Trustee that it intends to follow these procedures for debt securities.

Holders may elect to hold interests in the notes in global form through either DTC in the United States or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear System”), in Europe if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and the Euroclear System will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and the Euroclear System’s names on the books of their respective depositories, which in turn will hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC. Citibank, N.A. will act as depository for Clearstream, Luxembourg and for the Euroclear System (in such capacities, the “U.S. Depositories”).

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depository for Clearstream, Luxembourg.

The Euroclear System advises that it was created in 1968 to hold securities for participants of the Euroclear System (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear System cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no records of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depository for the Euroclear System.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC. The information in this section concerning DTC, its book-entry system, Clearstream, Luxembourg and the Euroclear System has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depository; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depository to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositories.

Because of the time-zone differences, credits of notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sale of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear System cash account only as of the business day following the settlement in DTC.

Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the notes by U.S. and Non-U.S. Holders (each as defined below).

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued under the Code, judicial authority and administrative rulings and practice, all of which are subject to change and differing interpretation. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described in this prospectus supplement. This summary addresses only tax consequences to investors that purchase the notes pursuant to this prospectus supplement at the price set forth on the cover page. This summary assumes the notes will be held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, financial institutions, tax-exempt organizations, partnerships or other pass-through entities (and persons holding the notes through a partnership or other pass-through entity), retirement plans, regulated investment companies, securities dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding the notes as part of a “straddle,” “constructive sale,” or a “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment, expatriates or U.S. Holders whose functional currency for tax purposes is not the U.S. dollar). This summary also does not discuss any tax consequences arising under the laws of any state, local, foreign or other tax jurisdiction or, except to the extent provided below, any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws. We do not intend to seek a ruling from the Internal Revenue Service, or the “IRS,” with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. The term “holder” as used in this section refers to a beneficial holder of the notes and not the record holder.

Persons considering the purchase of the notes, including any persons who would be Non-U.S. Holders, should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

The following is a general discussion of U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the notes by a holder that is a U.S. person, or a “U.S. Holder.” For purposes of this discussion, a U.S. Holder means:

•	a citizen or resident of the United States;

•	a corporation or other business entity taxable as a corporation created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 20, 1996 and were treated as domestic trusts before that date.

For purposes of this discussion, the term Non-U.S. Holder means a holder of a note that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Persons who are partners in a partnership holding notes should consult their tax advisors.

U.S. Federal Income Tax Consequences to U.S. Holders

Taxation of Interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income. A U.S. Holder must report this income either when it accrues or is received, depending on the holder’s method of accounting for U.S. federal income tax purposes.

Treatment of Dispositions of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest which will be taxable as interest income to the extent not previously included in income) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will be the cost of the note to the U.S. Holder. Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange, retirement or other taxable disposition, the U.S. Holder has held the note for more than one year. The ability to deduct capital losses is subject to limitation under U.S. federal income tax laws. Long-term capital gain recognized by a non-corporate U.S. Holder is generally taxed at preferential rates.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

U.S. Federal Tax Consequences to Non-U.S. Holders

The following is a general discussion of U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the notes by a holder that is a “Non-U.S. Holder.” The following discussion applies only to Non-U.S. Holders. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such Non-U.S. Holders in light of their particular circumstances. For example, special rules may apply to a Non-U.S. Holder that is a “controlled foreign corporation” or a “passive foreign investment company.”

For purposes of the following discussion, any interest income and any gain realized on the sale, exchange, retirement or other taxable disposition of the notes will be considered “U.S. trade or business income” if such interest income or gain is effectively connected with the conduct of a trade or business in the United States.

Taxation of Interest

A Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax in respect of interest income on the notes if each of the following requirements is satisfied:

•	The interest is not U.S. trade or business income.

•	The Non-U.S. Holder provides to us or the fiscal and paying agent an appropriate completed statement on an IRS Form W-8BEN, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person, and neither we nor the paying agent have actual knowledge or reason to know that such holder is a U.S. person. If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or the paying agent with a copy. In addition, Non-U.S. Holders that are entities rather than individuals must satisfy certain special certification requirements.

•	The Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock.

•	The Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us.

If these conditions are not met, a 30% withholding tax will apply to interest income on the notes, unless one of the following two exceptions is satisfied. The first exception is that an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of that treaty provides to us or the fiscal and paying agent a properly executed IRS Form W-8BEN and neither we nor the fiscal and paying agent have actual knowledge or reason to know that such holder is a U.S. person. The second exception is that the interest is U.S. trade or business income and the Non-U.S. Holder provides an appropriate statement to that effect on an IRS Form W-8ECI. In the case of the second exception, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable treaty provides otherwise. Additionally, in such event, Non-U.S. Holders that are corporations could be subject to an additional “branch profits” tax on such income. Non-U.S. Holders should consult their own tax advisors regarding the application of U.S. federal income tax laws to their particular situations.

Treatment of Dispositions of Notes

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met in which case such gain (net of certain U.S. source capital losses) would be subject to 30% tax, unless an applicable treaty provides otherwise, or

•	the gain is U.S. trade or business income in which case such gain will be subject to tax in the same manner as U.S. trade or business interest income as described above.

U.S. Information Reporting Requirements and Backup Withholding Tax Applicable to U.S. Holders and Non-U.S. Holders

Information reporting requirements generally will apply to certain payments to a U.S. Holder of interest and principal on, and proceeds received from the sale, exchange, retirement or other taxable disposition of, a note, unless the holder is an exempt recipient, such as a corporation. In addition, backup withholding may apply to such payments or proceeds if the U.S. Holder (that is not an exempt recipient) fails to furnish the payor with a correct taxpayer identification number or other required certification, has been notified by the IRS that it is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns, or otherwise fails to comply with applicable requirements of the backup withholding rules.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to interest or principal payments on the notes if such holder certifies under penalties of perjury that it is not a U.S. person and the payor does not have actual knowledge or reason to know that such holder is a U.S. person. However, information reporting may still apply with respect to interest or principal payments.

In addition, a Non-U.S. Holder will not be subject to backup withholding with respect to the proceeds of the sale, exchange, retirement or other taxable disposition of a note made within the United States or conducted through certain United States financial intermediaries if such holder certifies under penalties of perjury that it is not a U.S. person and the payor does not have actual knowledge or reason to know that such holder is a U.S. person or such holder otherwise establishes an exemption. Payment of such proceeds generally will not be subject to information reporting if the Non-U.S. Holder certifies as to its taxpayer identification number or otherwise establishes an exemption. Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

Backup withholding is not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

UNDERWRITING

The company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and SunTrust Robinson Humphrey, Inc. are acting as joint book-running managers of this offering and as the representatives of the underwriters.

	Principal Amount	Principal Amount
Underwriters	of 2016 Notes	of 2021 Notes

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$165,000,000	$198,000,000
Goldman, Sachs & Co.	165,000,000	198,000,000
SunTrust Robinson Humphrey, Inc.	80,000,000	96,000,000
Morgan Keegan & Company, Inc.	25,000,000	30,000,000
U.S. Bancorp Investments, Inc.	25,000,000	30,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	10,000,000	12,000,000
Banco Bilbao Vizcaya Argentaria, S.A.	10,000,000	12,000,000
Mizuho Securities USA, Inc.	10,000,000	12,000,000
The Williams Capital Group, L.P.	10,000,000	12,000,000

Total	$500,000,000	$600,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. If all the notes of a series are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company has been advised by the underwriters that the underwriters intend to make a market in the notes of each series but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short-covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters expect to deliver the notes against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which is the seventh business day following the date of this prospectus supplement. Under Rule 15c6-1 of the SEC under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this prospectus supplement or on the next three succeeding business days, it will be required, by virtue of the fact that the notes initially will settle on the seventh business day following the date of this prospectus supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

European Economic Area

In relation to each member state of the European Economic Area (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per note of the offer of securities (each, an “Early Implementing Member State”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) at any time to fewer than 100 (or, in the case of Early Implementing Member States, 150), as defined below, 150 legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

(c) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (a) to (c) above shall require the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the such persons has been given to the offer or resale. In the case of any securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and the amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that it (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and (b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.44 million.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Banco Bilbao Vizcaya Argentaria, S.A., one of the underwriters is not a broker-dealer registered with the SEC. Banco Bilbao Vizcaya Argentaria, S.A. will only make sales of notes in the United States, or to nationals or residents of the United States (including its territories and possessions), through one or more SEC-registered broker-dealers in compliance with applicable securities laws and the rules of FINRA.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and SunTrust Robinson Humphrey, Inc. have been engaged to act as dealer-managers and Morgan Keegan & Company, Inc. and U.S. Bancorp Investments, Inc. have been engaged to act as co-dealer managers in connection with the tender offer. Certain of the underwriters or their affiliates may be holders of the 5.60% Senior Notes and the 6.30% Senior Notes and therefore would receive a portion of the proceeds from this offering in connection with the tender offer. Affiliates of certain of the underwriters are lenders under various of our credit agreements. These affiliates are entitled to be repaid with the proceeds that are used to repay the revolving credit facility and the unsecured term loan and will receive their pro rata portion of such repayment. Because we expect that more than 5% of the net proceeds of this offering may be received by one or more of these affiliates, this offering is being conducted in accordance with FINRA Rule 5121 regarding the underwriting of securities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION AND
INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

Vulcan files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Our SEC filings are also accessible through the Internet at the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC permits us to “incorporate by reference” into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will update and supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the securities by means of this prospectus supplement is terminated.

These documents contain important business and financial information about us that is not included in or delivered with this prospectus supplement or the accompanying prospectus.

Vulcan Materials Company (File No. 001-33841)
(formerly Virginia Holdco, Inc.)	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2010
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2011
Proxy Statement on Schedule 14A	Proxy Statement on Schedule 14A filed on March 31, 2011
Current Reports on Form 8-K	Current Report on Form 8-K filed on February 18, 2011, February 22, 2011, March 1, 2011, March 7, 2011 and May 13, 2011.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was or is furnished, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this document.

If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242, Attention: Jerry F. Perkins, Jr., Secretary.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus supplement by reference from Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Vulcan’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

VALIDITY OF SECURITIES

The validity of the notes will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the underwriters by Cahill Gordon & Reindel llp, New York, New York, each of which will rely with respect to matters of New Jersey law on Lowenstein Sandler PC.

PROSPECTUS

VULCAN MATERIALS COMPANY

Debt Securities
Common Stock
Preference Stock
Depository Shares
Warrants
Stock Purchase Contracts
Stock Purchase Units

Vulcan Materials Company may, from time to time, in one or more offerings, offer and sell debt securities, common stock, preference stock, depository shares, warrants, stock purchase contracts and stock purchase units to the public. We will provide specific terms of any offering and the offered securities in supplements to this prospectus. You should read this prospectus and each applicable prospectus supplement, together with the documents incorporated by reference, carefully before you invest.

This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.

You should carefully read and evaluate the risk factors included in the documents we incorporate by reference, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and in our periodic reports as well as the other information that we file with the Securities and Exchange Commission (the “SEC”). See “Risk Factors” on page 3.

We may offer these securities from time to time in amounts, at prices and on other terms to be determined at the time of the offering. We may offer and sell these securities to or through agents, underwriters, dealers or directly to purchasers. The names of any underwriters and the terms of the arrangements with such entities will be stated in an accompanying prospectus supplement.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our common stock is listed on the New York Stock Exchange under the symbol “VMC.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

The date of this prospectus is May 31, 2011.

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, we may from time to time offer and/or sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the debt securities, common stock, preference stock, depository shares, warrants, stock purchase contracts, and stock purchase units we may offer. Each time we sell any such securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and the applicable prospectus supplement and the exhibits filed with our registration statement together with the additional information described under the heading “Where You Can Find More Information and Incorporation by Reference of Certain Documents.”

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer or soliciting a purchase of these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date other than as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we have indicated otherwise, references in this prospectus to “Vulcan,” “we,” “us” and “our” or similar terms are to Vulcan Materials Company and its consolidated subsidiaries.

THE COMPANY

Vulcan Materials Company is a New Jersey corporation and the nation’s largest producer of construction aggregates: primarily crushed stone, sand, and gravel. We have 319 aggregates facilities. We also are a major producer of asphalt mix and ready-mixed concrete as well as a leading producer of cement in Florida.

We are traded on the New York Stock Exchange under the symbol “VMC.” Additional information about Vulcan Materials Company and its subsidiaries can be found in our documents filed with the SEC, which are incorporated herein by reference. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus.

Our principal executive office is located at 1200 Urban Center Drive, Birmingham, Alabama 35242 and our telephone number is (205) 298-3000.

RISK FACTORS

Investing in our securities involves risks. Before purchasing any securities we offer, you should carefully consider the risk factors that are incorporated by reference herein from the section captioned “Risk Factors” in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, as the same may be updated from time to time, together with all of the other information included in this prospectus and any prospectus supplement and any other information that we have incorporated by reference, including filings made with the SEC subsequent to the date hereof. Any of these risks, as well as other risks and uncertainties, could harm our financial condition, results of operations or cash flows. Please also refer to the section below entitled “Information Regarding Forward-Looking Statements.”

WHERE YOU CAN FIND MORE INFORMATION AND
INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

Vulcan files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Our SEC filings are also accessible through the Internet at the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC permits us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the offering of the securities by means of this prospectus is terminated.

These documents contain important business and financial information about us that is not included in or delivered with this prospectus.

Vulcan Materials Company (File No. 001-33841)	Period

Annual Report on Form 10-K	Fiscal year ended December 31, 2010
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2011
Proxy Statement on Schedule 14A	Proxy Statement on Schedule 14A filed on March 31, 2011
Current Reports on Form 8-K	Current Report on Form 8-K filed on February 18, 2011, February 22, 2011, March 1, 2011, March 7, 2011 and May 13, 2011.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was or is furnished, rather than filed with, the SEC such information or exhibit is specifically not incorporated by reference into this document.

If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242, Attention: Jerry Perkins, Secretary.

If you find inconsistencies between the documents, or between the documents and this prospectus or the applicable prospectus supplement, you should rely on the most recent document or prospectus supplement.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents we incorporate by reference, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings, or levels of capital expenditures. Statements to the effect that we or our management “anticipate,” “believe,” “estimate,” “expect,” “plan,” “predict,” “intend,” or “project” a particular result or course of events or “target” “objective,” or “goal,” or that a result or event “should” occur, and other similar expressions, identify these forward-looking statements. These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports we periodically file with the SEC. These risks, uncertainties, and assumptions may cause our actual results or performance to be materially different from those expressed or implied by the forward-looking statements. We caution prospective investors that forward-looking statements are not guarantees of future performance and that actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statement for any reason, whether as a result of new information, future events or otherwise.

In addition to the risk factors identified in our Form 10-K for the year ended December 31, 2010, the following risks related to our business, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	general economic and business conditions;

•	the timing and amount of federal, state and local funding for infrastructure;

•	the lack of a multi-year federal highway funding bill with an automatic funding mechanism;

•	the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding;

•	the impact of the global economic recession on our business and financial condition and access to capital markets;

•	changes in the level of spending for residential and private nonresidential construction;

•	the highly competitive nature of the construction materials industry;

•	the impact of future regulatory or legislative actions;

•	the outcome of pending legal proceedings;

•	pricing of our products;

•	weather and other natural phenomena;

•	energy costs;

•	costs of hydrocarbon-based raw materials;

•	healthcare costs;

•	the amount of long-term debt and interest expense we incur;

•	changes in interest rates;

•	the impact of our below investment grade debt rating on our cost of capital;

•	volatility in pension plan asset values which may require cash contributions to our pension plans;

•	the impact of environmental clean-up costs and other liabilities relating to previously divested businesses;

•	our ability to secure and permit aggregates reserves in strategically located areas;

•	our ability to manage and successfully integrate acquisitions;

•	the potential impact of future legislation or regulations relating to climate change, greenhouse gas emissions or the definition of minerals;

•	other assumptions, risks and uncertainties detailed from time to time in our filings made with the SEC.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is set forth below for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings were calculated by adding (1) earnings from continuing operations before income taxes; (2) fixed charges; (3) capitalized interest credits; (4) amortization of capitalized interest; and (5) distributed income of equity investees. Fixed charges consist of: (1) interest expense before capitalization credits; (2) amortization of financing costs; and (3) one-third of rental expense.

					Three Months
Year Ended December 31,					Ended March 31,
2006	2007	2008	2009	2010	2011

12.9x	9.2x	1.3x	0.9x(1)	0.1x(1)	—(1)

(1)	Earnings were insufficient to cover fixed charges by approximately $192.4 million in 2009, $101.7 million in 2010, and $27.2 million in the three months ended March 31, 2011.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, we will add the net proceeds from the sale of the securities to which this prospectus and the prospectus supplement relate to our general funds, which we will use for repaying outstanding borrowings under our revolving credit agreement, financing any increase in working capital, acquisitions, general corporate purposes and any other purpose specified in a prospectus supplement. We may conduct concurrent or additional financings at any time.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities which may be issued from time to time by us under this prospectus. The particular terms relating to each debt security will be set forth in a prospectus supplement. References in this “Description of Debt Securities” to “Vulcan,” “we,” “us” and “our” or similar terms refer solely to Vulcan Materials Company and not to any of our subsidiaries.

General

We may issue from time to time one or more series of debt securities under an indenture (the “Indenture”) between us and Wilmington Trust Company, as trustee (the “Trustee”). The Indenture will not limit the amount of debt securities that we may issue. Citibank, N.A. will act as authenticating agent, paying agent, registrar and transfer agent for the debt securities under a paying agency agreement among us, Citibank, N.A. and the Trustee.

The debt securities will be our direct, unsecured obligations. The debt securities will either rank as senior debt or subordinated debt, and may be issued either separately or together with, or upon the conversion of, or in exchange for, other securities. We currently conduct substantially all of our operations through subsidiaries, and the holders of our debt securities (whether senior or subordinated) will be effectively subordinated to the creditors of our subsidiaries. This means that creditors of our subsidiaries will have a claim to the assets of our subsidiaries that is superior to the claim of our creditors, including holders of our debt securities.

The following description is only a summary of the material provisions of the Indenture for the debt securities and is qualified by reference to the Indenture, which is filed as an exhibit to the registration statement of which this prospectus is a part. The terms of any indenture that we may enter into may differ from the terms we describe below. We urge you to read the Indenture because it, and not this description, define your rights as a holder of the debt securities. The summary below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement for a particular series of debt securities. In some instances, certain of the precise terms of the debt securities you are offered may be described in a further prospectus supplement, known as a pricing supplement.

Terms Applicable to Debt Securities

The prospectus supplement, including any separate pricing supplement, for a particular series of debt securities will specify the following terms of that series of debt securities:

•	the designation, the aggregate principal amount and the authorized denominations, if other than $1,000 and integral multiples of $1,000;

•	the percentage of the principal amount at which the debt securities will be issued;

•	the date or dates on which the debt securities will mature;

•	the currency, currencies or currency units in which payments on the debt securities will be payable;

•	the rate or rates at which the debt securities will bear interest, if any, or the method of determination of such rate or rates;

•	the date or dates from which the interest, if any, shall accrue, the dates on which the interest, if any, will be payable and the method of determining holders to whom any of the interest shall be payable;

•	the prices, if any, at which, and the dates at or after which, we may or must repay, repurchase or redeem the debt securities;

•	any sinking fund obligation with respect to the debt securities;

•	any terms pursuant to which the debt securities may be convertible or exchangeable into equity or other securities;

•	whether such debt securities will be senior debt securities or subordinated debt securities and, if subordinated debt securities, the subordination provisions and the applicable definition of “senior indebtedness”;

•	any special United States federal income tax consequences;

•	any addition to or change in the events of default described in this prospectus or the Indenture;

•	any addition to or change in the covenants described in this prospectus or the Indenture;

•	whether the debt securities will be issued in the form of one or more permanent global debt securities;

•	the exchanges, if any, on which the debt securities may be listed; and

•	any other material terms of the debt securities consistent with the provisions of the Indenture.

Unless otherwise specified in the prospectus supplement, we will compute interest payments on the basis of a 360-day year consisting of twelve 30-day months.

Original Issue Discount Securities

Some of the debt securities may be issued as “original issue discount securities” to be sold at a discount below their stated principal amount in excess of a certain de minimus amount. Original issue discount securities may include “zero coupon” securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the debt securities may be accelerated will be set forth in the prospectus supplement relating to those debt securities. The prospectus supplement relating to a particular series of discounted debt securities will describe any U.S. Federal income tax consequences and other special consequences applicable to those discounted debt securities.

Reopening of Issue

We may, from time to time, reopen an issue of debt securities and issue additional debt securities with the same terms (including issue date, maturity and interest rate) as the debt securities of that series issued on an earlier date. (Section-301) After such additional debt securities are issued, they will be fungible with the debt securities of that series issued on the earlier date.

Ranking

The senior debt securities will be unsecured and will rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. Any subordinated debt securities will be obligations of ours and will be subordinated in right of payment to both our existing and any future senior indebtedness. The prospectus supplement relating to those debt securities will describe the subordination provisions and set forth the definition of “senior indebtedness” applicable to those subordinated debt securities and the approximate amount of senior indebtedness outstanding as of a then recent date.

Redemption and Repurchase

Debt securities of any series may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by us at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

Conversion and Exchange

The terms, if any, on which debt securities of any series are convertible into or exchangeable for common stock, preference stock, or other debt securities will be set forth in the applicable prospectus supplement. Such terms of conversion or exchange may be either mandatory, at the option of the holders, or at our option.

Covenants

Unless the applicable prospectus supplement specifies otherwise, the debt securities will be subject to certain restrictive covenants described below. Any additional restrictive covenants applicable to a particular series of debt securities that we offer will be described in the applicable prospectus supplement.

Restrictions on Secured Debt

In the Indenture, we covenant that we will not, and each of our restricted subsidiaries (as defined below) will not, incur, issue, assume or guarantee any debt (as defined in the Indenture) secured by a pledge, mortgage or other lien (1) on a principal property (as defined below) owned or leased by us or any restricted subsidiary or (2) on any shares of stock or debt of any restricted subsidiary, unless we secure the debt securities equally and ratably with or prior to the debt secured by the lien. If we secure the debt securities in this manner, we have the option of securing any of our other debt or obligations, or those of any subsidiary, equally and ratably with the debt securities, as long as the other debt or obligations are not subordinate to the debt securities. This covenant has significant exceptions; it does not apply to the following liens:

•	liens on the property, shares of stock or debt of any person (as defined in the Indenture) existing at the time the person becomes our restricted subsidiary or, with respect to a particular series of debt securities, liens existing as of the time such debt securities are first issued;

•	liens in favor of us or any of our restricted subsidiaries;

•	liens in favor of U.S. governmental bodies to secure progress, advance or other payments required under any contract or provision of any statute or regulation;

•	liens on property, shares of stock or debt, either:

•	existing at the time we acquire the property, stock or debt, including acquisition through merger or consolidation;

•	securing all or part of the cost of acquiring the property, stock or debt or construction on or improvement of the property; or

•	securing debt to finance the purchase price of the property, stock or debt or the cost of acquiring, constructing on or improving of the property that were incurred prior to or at the time or within one year after we acquire the property, stock or debt or complete construction on or improvement of the property and commence full operation thereof;

•	liens securing all of the debt securities; and

•	any extension, renewal or replacement of the liens described above if the extension, renewal or replacement is limited to the same property, shares or debt that secured the lien that was extended, renewed or replaced (plus improvements on such property), except that if the debt secured by a lien is increased as a result of such extension, renewal or replacement, we will be required to include the increase when we compute the amount of debt that is subject to this covenant. (Section 1006)

In addition, this covenant restricting secured debt does not apply to any debt that either we or any of our restricted subsidiaries issue, assume or guarantee if the total principal amount of the debt, when added to (1) all of the other outstanding debt that this covenant would otherwise restrict, and (2) the total amount of remaining rent, discounted by 11% per year, that we or any restricted subsidiary owes under any lease arising out of a sale and leaseback transaction, is less than or equal to 15% of our consolidated net tangible assets. (Section 1006) When we talk about consolidated net tangible assets, we mean, in general, the aggregate amount of the assets of us and our consolidated subsidiaries after deducting (a) all current liabilities (excluding any thereof constituting funded debt, as defined in the Indenture, by reason of being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense, and similar intangible assets. (Section 101)

When we talk about a restricted subsidiary, we mean, in general, a corporation (as defined in the Indenture) more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our other subsidiaries, or us and one or more of our other subsidiaries, and has substantially all its assets located in, or carries on substantially all of its business in, the United States of America; provided, however, that the term shall not include any entity which is principally engaged in leasing or in financing receivables, or which is principally engaged in financing our operations outside the United States of America. (Section 101)

When we talk about a principal property, we mean, in general, any building, structure or other facility that we or any restricted subsidiary leases or owns, together with the land on which the facility is built and fixtures comprising a part thereof, which is located in the United States, used primarily for manufacturing or processing and which has a gross book value in excess of 3% of our consolidated net tangible assets, other than property financed pursuant to certain exempt facility sections of the Internal Revenue Code or which in the opinion of our board of directors, is not of material importance to the total business. (Section 101)

Limitation on Sale and Leasebacks

We have agreed that neither we nor any of our restricted subsidiaries will enter into a sale and leaseback transaction (as defined in the Indenture) related to a principal property which would take effect more than one year after the acquisition, construction, improvement and commencement of full operation of the property, except for temporary leases for a term of not more than three years (or which we or such restricted subsidiary may terminate within three years) and except for leases between us and a restricted subsidiary or between our restricted subsidiaries, unless one of the following applies:

•	we or our restricted subsidiary could have incurred debt secured by a lien on the principal property to be leased back in an amount equal to the remaining rent, discounted by 11% per year, for that sale and leaseback transaction, without being required to equally and ratably secure the debt securities as required by the “Restrictions on Secured Debt” covenant described above, or

•	within one year after the sale or transfer, we or a restricted subsidiary apply to (1) the purchase, construction or improvement of other property used or useful in the business of, or other capital expenditure by, us or any of our restricted

•	subsidiaries or (2) the retirement of long-term debt, which is debt with a maturity of a year or more, or the prepayment of any capital lease obligation of the Company or any restricted subsidiary an amount of cash at least equal to (a) the net proceeds of the sale of the principal property sold and leased back under the sale and leaseback arrangement, or (b) the fair market value of the principal property sold and leased back under the arrangement, whichever is greater, provided that the amount to be applied or prepaid shall be reduced by (x) the principal amount of any debt securities delivered within one year after such sale to the Trustee for retirement and cancellation, and (y) the principal amount of our long-term debt (as defined in the Indenture), other than debt securities, voluntarily retired by us or any restricted subsidiary within one year after such sale, or

•	as to any particular series of debt securities, sale and leaseback transactions existing on the date the debt securities of that particular series are first issued. (Section 1007)

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any corporation (as defined in the Indenture), or convey, transfer or lease our properties and assets substantially as an entirety to any corporation, and may not permit any corporation to consolidate or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

(i) the remaining or acquiring entity is a corporation organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and expressly assumes our obligations on the debt securities and under the Indenture;

(ii) immediately after giving effect to the transaction, no event of default (as defined in the Indenture), and no event which, after notice or lapse of time or both, would become an event of default, would occur and continue;

(iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, our properties or assets would become subject to a mortgage, pledge, lien security interest or other encumbrance which would not be permitted by the Indenture, we or the successor corporation shall take such steps as shall be necessary effectively to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby; and

(iv) we have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with Article Eight of the Indenture and that all conditions precedent provided therein relating to such transaction have been complied with. (Section 801)

This covenant shall not apply to sale, assignment, transfer, conveyance or other disposition of assets between or among us and any restricted subsidiary.

SEC Reports

We shall file with the Trustee and the SEC and transmit to holders such information, documents and other reports and such summaries thereof as may be required pursuant to the Trust Indenture Act of 1939 as provided pursuant to such act, provided that any such information, documents or reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is actually filed with the SEC. (Section 704)

Events of Default

Each of the following will constitute an event of default under the Indenture with respect to debt securities of any series:

(i) failure to pay any interest on any debt securities of that series when due and payable, continued for 30 days;

(ii) failure to pay principal of or any premium on any debt security of that series when due;

(iii) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(iv) failure to perform, or breach of, any other covenant or warranty of ours in the Indenture with respect to debt securities of that series (other than a covenant or warranty included in the Indenture solely for the benefit of a particular series other than that series), continued for 90 days after written notice has been given to us by the Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the Indenture; and

(v) certain events involving bankruptcy, insolvency or reorganization. (Section 501)

If an event of default with respect to the debt securities of any series at the time outstanding occurs and continues, either the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately by giving notice as provided in the Indenture. After the acceleration of a series, but before a judgment or decree based on acceleration is rendered, the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502)

If an event of default occurs and is continuing, generally the Trustee will be under no obligation to exercise any of its rights under the Indenture at the request of any of the holders, unless those holders offer to the Trustee indemnity satisfactory to it. (Section 603) If the Trustee is offered indemnity satisfactory to it under the Indenture, the holders of a majority of the aggregate principal amount of the outstanding debt securities of any series will have the right to direct (provided such direction shall not conflict with any rule of law or the Indenture) the time, method and place of:

•	conducting any proceeding for any remedy available to the Trustee; or

•	exercising any trust or power conferred on the Trustee with respect to the debt securities of that series. (Section 512)

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee or for any other remedy under the Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default;

•	the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of the relevant series have made written request, and the holder or holders have offered reasonable indemnity, to the Trustee to institute the proceeding; and

•	the Trustee has failed to institute a proceeding, and has not received from the holders of a majority of the aggregate principal amount of the outstanding debt securities of the relevant series a direction inconsistent with the request, within 60 days after the notice, request and offer. (Section 507)

However, the limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on any debt security on or after the applicable due date specified in the debt security. (Section 508)

We will furnish annually a statement to the Trustee by certain of its officers as to whether or not we, to the best of their knowledge, are in default in the performance or observance of any of the terms, provisions, conditions or covenants of the Indenture and, if so, specifying all known defaults. (Section 1004)

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority of aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. No modification or amendment may, without the consent of the holder of each affected outstanding debt security:

(i) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

(ii) reduce the principal amount of, or any premium or interest on, any debt security;

(iii) reduce the amount of principal of an original issue discount security payable upon acceleration of maturity;

(iv) change the place or currency of payment of principal of, or any premium or interest on, any debt security;

(v) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

(vi) reduce the percentage of the principal amount of outstanding debt securities of any series that is required to consent to the modification or amendment of the Indenture;

(vii) reduce the percentage of the principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(viii) make certain modifications to the provisions of the Indenture with respect to modification and waiver. (Section 902)

The holders of a majority of the aggregate principal amount of the outstanding debt securities of any series may waive any past default or compliance with certain restrictive provisions under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each outstanding debt security of the affected series. (Sections 513 and 1008)

In determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of its principal that would be due and payable at that time if the debt security were accelerated to that date.

Certain debt securities, including those owned by us or any of our affiliates or for which payment or redemption money has been deposited or set aside in trust for the holders, will not be deemed to be outstanding. (Section 101)

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders, and to be effective, that action must be taken by holders of the requisite principal amount of the debt securities within 90 days following the record date. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. (Sections 104, 502 and 512)

Defeasance

The provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, may apply to the debt securities of any series or to any specified part of a series. (Section 1301)

Defeasance and Discharge.  Section 1302 of the Indenture provides that we may be discharged from all of our obligations with respect to the debt securities (except for the rights of holders to receive payments of principal and any premium or interest solely from funds deposited in trust, and certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies, to hold moneys for payment in trust and to defease and discharge debt securities under Article Thirteen of the Indenture). To be discharged from those obligations, we must deposit in trust for the benefit of the holders of the debt securities money or government obligations, or both, which, through the payment of principal of and interest on the deposited money or government obligations, will provide enough money to pay the principal of and any premium and interest on the debt securities on the stated maturities and any sinking fund payments in accordance with the terms of the Indenture and the debt securities. We may only do this if, among other things, we have delivered to the Trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance and discharge were not to occur. (Sections 1302 and 1304)

Defeasance of Certain Covenants.  Section 1303 of the Indenture provides that:

•	in certain circumstances, we may omit to comply with certain restrictive covenants, including those described under “Covenants — Restrictions on Secured Debt,” “Covenants — Limitation on Sale and Leasebacks,” “SEC Reports,” “Consolidation, Merger and Sale of Assets” and other covenants identified in any supplemental indenture; and

•	in those circumstances, the occurrence of certain events of default, which are described above in clause (iv) (with respect to the restrictive covenants) under “Events of Default,” will be deemed not to be or result in an event of default with respect to the debt securities.

We, to exercise this option, will be required to deposit, in trust for the benefit of the holders of the debt securities, money or government obligations, or both, which, through the payment of principal of and interest on the deposited money or government obligations, will provide enough money to pay the principal of and any premium and interest on the debt securities on the stated maturities in accordance with the terms of the Indenture and the debt securities. We will also be required, among other things, to deliver to the Trustee an opinion of counsel to the effect that holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. If we exercise this option with respect to any debt securities and those debt securities are accelerated because of the occurrence of any event of default, the amount of money and U.S. government obligations deposited in trust will be sufficient to pay amounts due on those debt securities at the time of their stated maturities but might not be sufficient to pay amounts due on those debt securities upon that acceleration. In that case, we will remain liable for the payments. (Sections 1303 and 1304)

Notices

Notices to holders of debt securities will be given by mail to the addresses of the holders as they appear in the security register. (Section 106)

Title

We, the Trustee, the paying agent and any of their agents may treat the registered holder of a debt security as the absolute owner of the debt security for the purpose of making payment and for all other purposes. (Section 308)

Payment of Securities

We will duly and punctually pay the principal of and any premium or interest on the debt securities in accordance with the terms of the debt securities and the Indenture. (Section 1001)

Maintenance of Office or Agency

We will maintain an office or agency where the debt securities may be paid and notices and demands to or upon us in respect of the debt securities and the Indenture may be served and an office or agency where debt securities may be surrendered for registration of transfer or exchange. We will give prompt written notice to the trustee of the location, and any change in the location, of any such office or agency. If at any time we shall fail to maintain any required office or agency or shall fail to furnish the trustee with the address of any required office or agency, all presentations, surrenders, notices and demands may be served at the office of the trustee. (Section 1002)

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

Holders may, at their option, but subject to the terms of the Indenture and the limitations that apply to global securities, exchange their debt securities for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

Subject to the terms of the Indenture and the limitations that apply to global securities, holders may exchange debt securities as provided above or present for registration of transfer at the office of the security registrar or at the office of any transfer agent designated by us. No service charge applies for any registration of transfer or exchange of debt securities, but the holder may have to pay any tax or other governmental charge associated with registration of transfer or exchange. The transfer or exchange will be made after the security registrar or the transfer agent is satisfied with the documents of title and the identity of the person making the request. We have appointed Citibank, N.A. as security registrar and transfer agent. (Section 305) Any security registrar or transfer agent subsequently designated by us for any debt securities will be named in a prospectus supplement. We may at any time designate additional transfer agents or cancel the designation of any transfer agent or approve a change in the office through which any transfer agent acts. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series. (Section 1002)

If the debt securities are to be partially redeemed, we will not be required to:

•	issue or register the transfer of or exchange any debt security during a period beginning 15 days before the day of mailing of a notice of redemption and ending on the day of the mailing; or

•	register the transfer of or exchange any debt security selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (Section 305)

Payment and Paying Agents

We will pay interest on a debt security on any interest payment date to the registered holder of the debt security as of the close of business on the regular record date for payment of interest. (Section 307)

We will pay the principal of and any premium and interest on the debt securities at the office of the paying agent or paying agents that we designate. Principal and interest payments on global securities registered in the name of DTC’s nominee (including the global securities representing the notes) will be made in immediately available funds to DTC’s nominee as the registered owner of the global securities.

We have appointed Citibank, N.A. as paying agent. We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. Any paying agent subsequently designated by us for any debt securities will be named in a prospectus supplement. We must maintain a paying agent in each place of payment for the debt securities of a particular series. (Sections 1002 and 1003)

Concerning the Trustee and Agent

Wilmington Trust Company will initially act as trustee and Citibank, N.A. will initially act as authenticating agent, paying agent, registrar and transfer agent for the debt securities issued pursuant to this prospectus. Citicorp USA Inc., an affiliate of Citibank, N.A., is a lender under our credit facilities.

The trustee may resign or be removed at any time with respect to the debt securities of any series by any act of holders of a majority in principal amount of the outstanding securities of such series, and we may appoint a successor trustee to act for such series. (Section 610)

We will describe in the applicable prospectus supplement any other material business and other relationships (including additional trusteeships), other than the trusteeship under the Indenture and the agency under the paying agency agreement, between us and any of our affiliates, on the one hand, and each trustee and agent under the Indenture and the paying agency agreement, on the other hand.

Governing Law

The laws of the State of New York will govern the Indenture and each series of debt securities. (Section 112)

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with the depository identified in the applicable prospectus supplement. Unless it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred. However, transfers of the whole security between the depository for that global security and its nominees or their respective successors are permitted.

Unless otherwise provided in the applicable prospectus supplement, The Depository Trust Company, New York, New York, which we refer to in this prospectus as “DTC,” will act as depository for each series of global securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be effected only through, records maintained by DTC and its participants.

DTC has provided the following information to us. DTC is a:

•	limited-purpose trust company organized under the New York Banking Law;

•	banking organization within the meaning of the New York Banking Law;

•	member of the U.S. Federal Reserve System;

•	clearing corporation within the meaning of the New York Uniform Commercial Code; and

•	clearing agency registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, in deposited securities through electronic computerized book-entry changes in the direct participant’s accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the Financial Industry Regulatory Authority. Access to DTC’s book-entry system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

Principal and interest payments on global securities registered in the name of DTC’s nominee will be made in immediately available funds to DTC’s nominee as the registered owner of the global securities. We and the trustee will treat DTC’s nominee as the owner of the global securities for all other purposes as well. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities. It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities. These payments will be the responsibility of the direct and indirect participants and not of DTC, the trustee, the paying agent or us.

Debt securities represented by a global security will be exchangeable for debt securities in definitive form of like amount and terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depository or DTC ceases to be a registered clearing agency and, in either case, a successor depository is not appointed by us within 90 days;

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the applicable trustee of our decision; or

•	an event of default is continuing.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 480,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of preference stock, without par value. The following summary is qualified in its entirety by the provisions of our certificate of incorporation and by-laws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part.

Common Stock

This section describes the general terms of our common stock. For more detailed information, you should refer to our certificate of incorporation and bylaws, copies of which have been filed with the SEC. These documents are also incorporated by reference into this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preference stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preference stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock to be outstanding upon the completion of any common stock offering will be fully paid and non-assessable.

Our common stock is traded on the New York Stock Exchange under the trading symbol “VMC.” The transfer agent for the common stock is The Bank of New York.

Preference Stock

This section describes the general terms and provisions of our preference stock. The prospectus supplement for a series of preference stock will describe the specific terms of the shares of preference stock offered through that prospectus supplement, as well as any general terms described in this section that will not apply to those shares of preference stock. We will file a copy of the amendment to our certificate of incorporation that contains the terms of each new series of preference stock with the SEC each time we issue a new series of preference stock. Each such amendment to our certificate of incorporation will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable amendment to our certificate of incorporation before deciding to buy shares of our preference stock as described in the applicable prospectus supplement.

Our board of directors has been authorized to provide for the issuance of shares of our preference stock in multiple series without the approval of stockholders. With respect to each series of our preference stock, our board of directors has the authority to fix the following terms:

•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the establishment of a sinking fund, if any, for the purchase or redemption of shares;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	any voting rights applicable to the series of preference stock;

•	the seniority or parity of the dividends or assets of the series with respect to other series of preference stock;

•	whether the holders will be entitled to any preemptive or preferential rights to purchase additional securities; and

•	any other rights, preferences or limitations of such series.

Your rights with respect to your shares of preference stock will be subordinate to the rights of our general creditors. Shares of our preference stock that we issue will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.

Our ability to issue preference stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. In addition, we could impede a business combination by issuing a series of preference stock containing class voting rights that would enable the holders of such preference stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preference stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preference stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preference stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable New York Stock Exchange requirements.

Special Charter Provision

Our certificate of incorporation contains a “fair price” provision that applies to certain business combination transactions involving any person that beneficially owns at least 10% of the aggregate voting power of our outstanding capital stock (“Voting Stock”) or that is an affiliate of Vulcan that has been the beneficial owner of at least 10% of our Voting Stock at any time in the past two years, or any assignee of Voting Stock from such a person, each of these an “Interested Shareholder.” The “fair price” provision requires the affirmative vote of the holders of at least 80% of our Voting Stock to approve any such transaction.

This voting requirement will not apply to certain transactions, including:

•	any transaction in which the consideration to be received by the holders of each class of capital stock is equal to the highest of (1) the highest price per share paid by the Interested Shareholder on the date the person first became an Interested Shareholder; (2) the highest price per share the Interested Shareholder paid for a share of such class, which purchase was consummated in the past two years; (3) the fair market value per share of the same class on the day such transaction was announced; and (4) the fair market value per share of the same class on the day the person became an Interested Shareholder; or

•	any transaction that is approved by our continuing directors (as defined in our certificate of incorporation).

This provision could have the effect of delaying or preventing change in control in a transaction or series of transactions that did not satisfy the “fair price” criteria.

The provisions of our certificate of incorporation relating to the “fair price” provision may be amended only by the affirmative vote of the holders of at least 80% of the aggregate voting power of our outstanding capital stock.

New Jersey Anti-Takeover Statute

New Jersey has adopted a type of anti-takeover statute known as a “business combination” statute. Subject to numerous qualifications and exceptions, the statute prohibits an interested shareholder of a corporation from effecting a business combination with the corporation for a period of five years unless the corporation’s board approved the combination prior to the shareholder becoming an interested shareholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations such as Vulcan covered by the New Jersey statute may not engage at any time in a business combination with any interested shareholder of that corporation unless the combination is approved by the board prior to the interested shareholder’s stock acquisition date, the combination receives the approval of two-thirds of the Voting Stock of the corporation not beneficially owned by the interested shareholder, or the combination meets minimum financial terms specified by the statute. An “interested shareholder” for this purpose is defined to include any beneficial owner of 10% or more of the voting power of the outstanding Voting Stock of the corporation or an affiliate or associate of the company who within the prior five-year period has at any time owned 10% or more of the voting power. The term “business combination” is defined broadly to include, among other things:

•	the merger or consolidation of the corporation with the interested shareholder or any corporation that after the merger or consolidation would be an affiliate or associate of the interested shareholder,

•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested shareholder or any affiliate or associate of the interested shareholder of 10% or more of the corporation’s assets or

•	the issuance or transfer to an interested shareholder or any affiliate or associate of the interested shareholder of 5% or more of the aggregate market value of the stock of the corporation.

DESCRIPTION OF DEPOSITORY SHARES

We may offer preference stock represented by depository shares and issue depository receipts evidencing the depository shares. Each depository share will represent a fraction of a share of preference stock. Shares of preference stock of each series represented by depository shares will be deposited under a separate deposit agreement among us, a bank or trust company acting as the “depository” and the holders of the depository receipts of that series. Subject to the terms of the applicable deposit agreement, each owner of a depository receipt will be entitled, in proportion to the fraction of a share of preference stock represented by the depository shares evidenced by the depository receipt, to all the rights and preferences of the preference stock represented by such depository shares. Those rights include any dividend, voting, conversion, redemption and liquidation rights. Immediately following the issuance of the preference stock to the depository, we will cause the depository to issue depository receipts for the applicable series on our behalf.

If depository shares of a series are offered, the prospectus supplement for such depository shares will describe the terms of such depository shares, the applicable deposit agreement and any related depository receipts, including the following, where applicable:

•	the payment of dividends or other cash distributions to the holders of depository receipts when such dividends or other cash distributions are made with respect to the preference stock;

•	the voting by a holder of depository shares of the preference stock underlying such depository shares at any meeting called for such purpose;

•	if applicable, the redemption of depository shares upon our redemption of shares of preference stock held by the depository;

•	if applicable, the exchange of depository shares upon an exchange by us of shares of preference stock held by the depository for debt securities or common stock;

•	if applicable, the conversion of the shares of preference stock underlying the depository shares into shares of our common stock, other shares of our preference stock or our debt securities;

•	the terms upon which the deposit agreement may be amended and terminated;

•	a summary of the fees to be paid by us to the depository;

•	the terms upon which a depository may resign or be removed by us; and

•	any other terms of the depository shares, the deposit agreement and the depository receipts.

If a holder of depository receipts surrenders the depository receipts at the corporate trust office of the depository, unless the related depository shares have previously been called for redemption, converted or exchanged into other securities of Vulcan Materials Company, the holder will be entitled to receive at the corporate trust office the number of shares of preference stock and any money or other property represented by such depository shares. Holders of depository receipts will be entitled to receive whole and, to the extent provided by the applicable prospectus supplement, fractional shares of the preference stock on the basis of the proportion of preference stock represented by each depository share as specified in the applicable prospectus supplement. Holders of shares of preference stock received in exchange for depository shares will no longer be entitled to receive depository shares in exchange for shares of preference stock. If the holder delivers depository receipts evidencing a number of depository shares that is more than the number of depository shares representing the number of shares of preference stock to be withdrawn, the depository will issue the holder a new depository receipt evidencing such excess number of depository shares at the same time.

The description of depository shares in a prospectus supplement will not necessarily be complete, and reference will be made to the applicable deposit agreement, which will be filed with the SEC each time we issue depository shares.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, preference stock, depository shares, common stock or other securities. Warrants may be issued independently or together with debt securities, preference stock, depository shares or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between our company and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of our company in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

If warrants of a series are offered, the applicable prospectus supplement will describe the terms of such warrants and the applicable warrant agreement, including the following, where applicable:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the number of shares and series of preference stock or depository shares purchasable upon the exercise of warrants to purchase preference stock or depository shares and the price at which such number of shares of such series of preference stock or depository shares may be purchased upon such exercise;

•	the designation and number of units of other securities purchasable upon the exercise of warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	United States federal income tax consequences applicable to such warrants;

•	the amount of warrants outstanding as of the most recent practicable date; and

•	any other terms of such warrants.

Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock, preference stock, depository shares, or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which we extend the expiration date, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the applicable prospectus supplement.

Prior to the exercise of any warrants to purchase debt securities, preference stock, depository shares, common stock or other securities, holders of such warrants will not have any of the rights of holders of debt securities, preference stock, depository shares, common stock or other securities, as the case may be, purchasable upon exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable indenture, or to receive payments of dividends, if any, on the common stock, preference stock or depository shares purchasable upon such exercise, or to exercise any applicable right to vote associated with such common stock, preference stock or depository shares.

The description of warrants of a particular series in a prospectus supplement will not necessarily be complete, and reference will be made to the applicable warrant agreement, which will be filed with the SEC.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preference securities, warrants or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depository arrangements, relating to the stock purchase contracts or stock purchase units, which will be filed with the SEC each time we issue stock purchase contracts or stock purchase units. Material U.S. federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

TAXATION

Any material U.S. federal income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the prospectus supplement offering those securities.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States through agents, underwriters, dealers or directly to purchasers (which may include our affiliates and shareholders), in a rights offering, or through a combination of these methods. The prospectus supplement for particular securities will include the terms of the offering and the purchase price or initial public offering price of the securities.

•	Unless we indicate otherwise in the applicable prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

•	Our agents may be deemed to be underwriters under the Securities Act of any of our securities that they offer or sell.

We may use an underwriter or underwriters in the offer or sale of our securities.

•	If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our securities. The underwriters will acquire the securities for their own account.

•	We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the applicable prospectus supplement.

•	Underwriters will be allowed to offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriters will use this prospectus in conjunction with the applicable prospectus supplement to sell our securities.

•	Unless otherwise stated in the applicable prospectus supplement, the underwriters’ obligation to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them.

•	The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or paid to dealers.

•	The underwriters will be able to resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

•	During and after an offering through underwriters, the underwriters will be allowed to purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering.

•	The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

We may use a dealer to sell our securities.

•	If we use a dealer, we, as principal, will sell our securities to the dealer.

•	The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

•	We will include the name of the dealer and the terms of our transactions with the dealer in the applicable prospectus supplement.

We may solicit directly offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in the applicable prospectus supplement.

We may sell our securities in accordance with a redemption or repayment pursuant to their terms by one or more remarketing firms, acting as principals for their own accounts or as agents by us. We will identify any remarketing firm, the terms of its agreements, if any, with us, and its compensation in the applicable prospectus supplement.

We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

•	If we use delayed delivery contracts, we will disclose that we are using them in our applicable prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions that we set forth in the applicable prospectus supplement.

•	We will indicate in the applicable prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed contracts will be entitled to receive.

We may indemnify agents, underwriters, dealers and remarketing firms, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, dealers and remarketing firms, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

Some or all of the securities that we offer through this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, as to matters governed by New Jersey law, Lowenstein Sandler PC, and as to matters governed by New York law, Sullivan & Cromwell LLP will issue an opinion for us on the validity of the securities offered hereby. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus by reference from Vulcan’s Annual Report on Form 10-K, and the effectiveness of Vulcan’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$1,100,000,000

Vulcan Materials Company

$500,000,000 6.5% Notes due 2016
$600,000,000 7.5% Notes due 2021

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch
Goldman, Sachs & Co.
SunTrust Robinson Humphrey

Senior Co-Managers

Morgan Keegan
US Bancorp

Co-Managers

BB&T Capital Markets
BBVA
Mizuho Securities
The Williams Capital Group, L.P.

June 3, 2011